As filed with the Securities and Exchange Commission on August 29, 2008

Registration No. 333- 152172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CELL THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Washington	2834	91-1533912
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James A. Bianco, M.D.

Chief Executive Officer

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Karen A. Dempsey, Esq.

Donna Cochener, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement as determined by the selling shareholders.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Shares To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Common Stock, no par value (3)	17,468,354	$0.47	$8,210,126	$526.07

(1)	All such common stock is issuable upon exercise of certain warrants currently owned by the selling shareholders.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low sales prices of the registrant’s common stock, as reported on the NASDAQ Global Market on July 3, 2008.

(3)	The shares of common stock being registered are the shares of common stock issuable upon exercise of certain warrants, which have an exercise price of $0.79 per share.

(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2008

PROSPECTUS

Making cancer more treatable ®

17,468,354 Shares of Common Stock Issuable Upon Exercise of Warrants

The selling shareholders identified in this prospectus may from time to time sell up to an aggregate of 17,468,354 shares of our common stock issuable upon exercise of certain warrants. The warrants are exercisable at an exercise price of $0.79 per share. The warrants were originally issued by us in a private placement in April 2008 in connection with the issuance of our 13.5% Convertible Senior Notes due 2014. The selling shareholders may offer and sell their warrants or shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price, or at negotiated prices.

The selling shareholders may sell shares through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our common stock is quoted on the Nasdaq Global Market and on the MTA in Italy under the symbol “CTIC”. On August 28, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $0.25.

NOTE: We have declared a one-for-ten reverse split of our common stock effective August 31, 2008. All numbers in this prospectus are unadjusted and do not take into account the reverse split.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 29, 2008

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable prospectus supplement is current only as of its date, and the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security.

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ABOUT THIS PROSPECTUS

This prospectus relates to the resale of up to 17,468,354 shares of common stock issuable upon exercise of certain warrants. Those warrants were originally issued by us in a private placement in April 2008 in connection with the issuance of our 13.5% Convertible Senior Notes due 2014. We will not receive any proceeds from the potential sale of the shares offered by the selling shareholders. However, we will receive the exercise price of the warrants upon exercise if they are cash exercised.

This prospectus constitutes part of the registration statement of Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a continuous resale offering process. It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the securities being offered by the selling shareholders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors contained in and incorporated by reference into this prospectus when evaluating an investment in our common stock. This prospectus and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including:

•

any statement regarding the performance, or likely performance, or outcomes or economic benefits of any licensing or other agreement, including any agreement with Novartis Pharma AG or its affiliates, including whether or not such partner will elect to participate, terminate or otherwise make elections under any such partnership agreement or whether any regulatory authority required to enable such agreement will be obtained;

•	any projections of revenues, operating expenses or other financial items;

•	any statements of the plans and objectives of management for future operations;

•	any statements concerning proposed new products or services;

•	any statements regarding future operations, plans, regulatory filings or approvals;

•	any statements on plans regarding proposed or potential clinical trials or new drug filing strategies or timelines;

•	any statements concerning proposed new products or services, any statements regarding pending or future mergers or acquisitions; and

•	any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing.

In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “will”, “expects”, “plans”, “anticipates”, “estimates”, “potential”, or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

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SUMMARY

The following summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. The following summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the documents that we incorporate by reference into this prospectus. Unless otherwise indicated, “CTI,” “Company,” “we,” “us,” “our” and similar terms refer to Cell Therapeutics, Inc. and its subsidiaries.

Our Company

We develop, acquire and commercialize novel treatments for cancer. Our goal is to build a leading biopharmaceutical company with a diversified portfolio of proprietary oncology drugs. Our research, development, acquisition and in-licensing activities concentrate on identifying and developing new, less toxic and more effective ways to treat cancer.

On December 21, 2007, we completed our acquisition of the U.S. development, sales and marketing rights to the radiopharmaceutical product Zevalin ® (Ibritumomab Tiuxetan), or Zevalin, from Biogen Idec Inc., or Biogen, pursuant to an Asset Purchase Agreement. Zevalin was the first radioimmunotherapy approved by the U.S. Food and Drug Administration, or FDA. It was approved in 2002 to treat patients with relapsed or refractory low-grade, follicular, or B-cell non-Hodgkin’s lymphoma, or NHL. The assets acquired included the Zevalin FDA registration, FDA dossier, U.S. trademark, trade name and trade dress, customer list, certain patents and the assignment of numerous contracts. Additionally, we entered into a seventy-eight month supply agreement with Biogen to manufacture Zevalin for sale in the United States as well as a security agreement providing Biogen a first priority security interest in the assets purchased in the transaction. We made an upfront payment to Biogen of $10.1 million at the time of closing and are also responsible for up to $20 million in contingent milestone payments based on positive trial outcomes and FDA approval for label expansion. We are also obligated to make additional royalty payments based on net sales of Zevalin.

On June 16, 2008, we entered into an Access Agreement with Bayer Schering Pharma AG, or Bayer, which holds the rights to Zevalin outside of the United States. Under the agreement, Bayer has agreed to give us access to data from Bayer’s phase III first-line indolent trial, or FIT trial, of Zevalin. We expect to use the data from the trial to begin discussions with the U.S. Food and Drug Administration, or FDA, regarding the potential for a supplemental Biologics License Application, or sBLA, for Zevalin based on the FIT trial results. The first meeting with the FDA to discuss the potential for label expansion of Zevalin based on the FIT data is scheduled for September 2008. Under the terms of the agreement with Bayer, we made an initial payment to Bayer of $2 million. Beginning January 1, 2009, we will also pay Bayer royalties on net sales of Zevalin until an aggregate of $11.5 million in royalties has been paid to Bayer under the agreement. We will make an additional payment of $3 million to Bayer if we are able to obtain FDA approval of an sBLA for Zevalin based on the FIT trial results.

On July 31, 2007, we completed our acquisition of Systems Medicine, Inc., or SM, a privately held oncology company, in a stock for stock merger valued at $20 million. SM stockholders can also receive a maximum of $15 million in additional consideration (payable in cash or stock at our election, subject to certain Nasdaq limitations on issuance of stock) upon the achievement of certain FDA regulatory milestones. Under the agreement, SM became Systems Medicine LLC and operates as a wholly owned subsidiary of CTI. SM holds worldwide rights to use, develop, import and export brostallicin, a synthetic DNA minor groove binding agent that has demonstrated anti-tumor activity and a favorable safety profile in clinical trials in which more than 200 patients have been treated to date. SM currently uses a genomic-based platform to guide development of brostallicin; we expect to use that platform to guide development of our licensed oncology products in the future. SM also has a strategic affiliation with the Translational Genomics Research Institute, or TGen, and has the ability to use TGen’s extensive genomic platform and high throughput capabilities to target a cancer drug’s “context-of-vulnerability,” which is intended to guide clinical trials toward patient populations where the highest likelihood of success should be observed, thereby potentially lowering risk and shortening time to market.

We are developing OPAXIO (paclitaxel poliglumex), which we have previously referred to as XYOTAX, for the treatment of non-small cell lung cancer, or NSCLC, and ovarian cancer. As announced in March and May 2005, our STELLAR 2, 3 and 4 phase III clinical studies for OPAXIO did not meet their primary endpoints of superior overall survival. However, we believe that the reduction in toxicities coupled with superior convenience and less medical resource utilization demonstrated in the STELLAR 4 phase III clinical trial merits consideration for approval as single agent therapy for patients with advanced NSCLC who have poor performance status, or PS2. Currently there are no drugs approved for patients with PS2 NSCLC. On March 4, 2008, we submitted a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMEA, for first-line treatment of patients with advanced NSCLC who are PS2, based on a non-inferior survival and improved side effect profile which we believe was demonstrated in our STELLAR clinical trials. The application is based on a positive opinion we received from the EMEA’s Scientific Advice Working Party, or SAWP; the EMEA agreed that switching the primary endpoint from superiority to noninferiority is feasible if the retrospective justification provided in the marketing application is adequate. The discussions with the SAWP focused on using the STELLAR 4 study as primary evidence of non-inferiority and the STELLAR 3 study as supportive of the MAA. The application was accepted for review in April 2008 and the MAA has now entered the marketing approval review process, which generally takes 15 to 18 months.

We are also developing OPAXIO for women with pre-menopausal levels of estrogen who have advanced NSCLC with normal or poor performance status. The basis for this clinical study was in part related to a pooled analysis of STELLAR 3 and 4 phase III trials for treatment of first-line NSCLC patients who have PS2 which we believe demonstrates a statistically significant survival advantage among women receiving OPAXIO when compared to women or men receiving standard chemotherapy. A survival advantage for women over men was also demonstrated in a first-line phase II clinical trial of OPAXIO and carboplatin, known as the PGT202 trial, supporting the potential benefit observed in the STELLAR 3 and 4 trials. In December 2005, we initiated a phase III clinical trial, known as the PIONEER, or PGT305, study, for OPAXIO as first-line monotherapy in PS2 women with NSCLC. In December 2006, we agreed with the recommendation of the Data Safety Monitoring Board to close the PIONEER lung cancer clinical trial due, in part, to the diminishing utility of the PIONEER trial given our plans to submit a new protocol to the FDA. In early 2007, we submitted two new protocols under a Special Protocol Assessment, or SPA, to the FDA. The new trials, known as PGT306 and PGT307, focus exclusively on NSCLC in women with pre-menopausal estrogen levels, the subset of patients where OPAXIO demonstrated the greatest potential survival advantage in the STELLAR trials. We believe the lack of safe and effective treatment for women with advanced first-line NSCLC who have pre-menopausal estrogen levels represents an unmet medical need. We initiated the PGT307 trial in September 2007. Although the FDA has established the requirement that two adequate and well-controlled pivotal studies demonstrating a statistically significant improvement in overall survival will be required for approval of OPAXIO in the NSCLC setting, we believe that compelling results from a single trial, PGT307, along with supporting evidence from prior clinical trials, may enable us to submit a new drug application, or NDA, in the United States. In early 2008, we limited enrollment on the PGT307 study to U.S. sites only, until either approval of the MAA by the EMEA or until positive results from the GOG212 trial of OPAXIO for first-line maintenance therapy in ovarian cancer, discussed below, are reported.

We are also developing OPAXIO as potential maintenance therapy for women with advanced stage ovarian cancer who achieve a complete remission following first-line therapy with paclitaxel and carboplatin. This study, the GOG212 trial, is under the control of the Gynecologic Oncology Group and is expected to enroll 1,100 patients by early 2012. A potential interim analysis, based on the number of events in the database, is planned for late 2009 and, if successful, could lead to an NDA filing in 2010.

We are developing pixantrone, a novel anthracycline derivative, for the treatment of NHL. An interim analysis of our ongoing phase III study of pixantrone, known as the EXTEND or PIX301 study, was performed by the independent Data Monitoring Committee in the third quarter of 2006. Based on their review, the study continued. In September 2007, we announced that we had reduced the enrollment target and decided to conduct a full analysis of the EXTEND trial, instead of an interim analysis as previously planned. In March 2008, we completed enrollment of approximately 140 patients in the EXTEND trial, 101 of which are currently evaluable according to Histological Intent to Treat, or HITT, criteria. An analysis of the data is expected in the second half of 2008 and, if final study results are adequate, we could submit an NDA with the FDA in early 2009 with potential approval in the second half of 2009. The FDA agreed that randomized safety data from the RAPID study (CHOP-R vs. CPOP-R) could be used to support the EXTEND results in an NDA submission for pixantrone. The RAPID, or PIX203, study is a phase II study in which pixantrone is substituted for doxorubicin in the CHOP-R regimen compared to the standard CHOP-R regimen in patients with previously untreated diffuse large B-cell lymphoma. An interim analysis of the RAPID study was reported in July 2007. The interim analysis of the study showed that to date a majority of patients on both arms of the study achieved a major objective anti-tumor response (complete response or partial response). Patients on the pixantrone arm of the study had clinically significant reductions in the incidence of severe heart damage, infections, and thrombocytopenia (a reduction in platelets in the blood) as well as significant reduction in febrile neutropenia. In early 2008, we closed enrollment on the RAPID trial because we had adequate sample size to demonstrate differences in cardiac events and other clinically relevant side effects between pixantrone and doxorubicin.

We also launched a phase III trial of pixantrone in indolent NHL, the PIX303 trial, in September 2007, which was designed to evaluate the combination of fludarabine, pixantrone and rituximab versus fludarabine and rituximab in patients who have received at least one prior treatment for relapsed or refractory indolent NHL. We closed the PIX303 trial in early 2008 based on, among other considerations, our plans to refocus the Company’s resources on obtaining pixantrone approval based on the EXTEND phase III trial before making additional substantive investments in alternative indications for pixantrone as well as the changing competitive landscape in second line follicular NHL. In May 2007, we received fast track designation from the FDA for pixantrone for the treatment of relapsed or refractory indolent NHL.

We are developing brostallicin, which is a small molecule, anti-cancer drug with a novel, unique mechanism of action and composition of matter patent coverage, through our wholly owned subsidiary, SM. Data in more than 200 patients treated with brostallicin in phase I/II clinical trials reveal evidence of activity in patients with refractory cancer and patient/physician-friendly dosage and administration. A phase II study of brostallicin in relapsed/refractory soft tissue sarcoma met its pre-defined activity and safety hurdles and resulted in a first-line phase II study that is currently being conducted by the European Organization for Research and Treatment of Cancer, or EORTC. Planned enrollment for this study was completed in August 2008 and data from that trial is expected to be available as early as early 2009. Additionally, we initiated a phase II myxoid liposarcoma trial in 2007. Brostallicin also has demonstrated synergy with new targeted agents as well as established treatments in preclinical trials; consequently, we have begun a multi-arm combination study with brostallicin and other agents, including Avastin. This study is being conducted in conjunction with U.S. Oncology at multiple sites in the United States with the first combinations expected to be completed in 2008.

We are developing Zevalin for additional indications. Zevalin is a form of cancer therapy called radioimmunotherapy and is indicated for the treatment of patients with relapsed or refractory low-grade, follicular, or B-cell NHL, including patients with Rituximab-refractory follicular NHL. It was approved by the FDA in February 2002 as the first radioimmunotherapeutic agent for the treatment of NHL. At the American Society of Hematology meeting in December 2007, Bayer published the results of their FIT trial for Zevalin. In April 2008, based on these data, Bayer received approval from the European Medicines Commission for use of Zevalin in consolidation therapy after remission induction in previously untreated patients with follicular lymphoma. We were able to obtain access to the data from the FIT trial under the Access Agreement that we entered into with Bayer in June 2008. If the data from the FIT trial results is suitable for FDA filing, we plan to submit an sBLA for Zevalin consolidation of first remission in advanced stage follicular lymphoma in the second half of 2008. We also intend to file an sBLA to remove the requirement for a biodistribution scan from the Zevalin label in 2008.

We are currently focusing our efforts on Zevalin, OPAXIO, pixantrone, and brostallicin.

“CTI” and “OPAXIO” are our proprietary marks, and we also own the U.S. rights to the mark “Zevalin”. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

As of June 30, 2008, we had incurred aggregate net losses of approximately $1.2 billion since inception. We expect to continue to incur additional operating losses for at least the next couple of years.

Recent Developments

Debt Restructuring

We have a substantial amount of debt outstanding, and our annual interest expense with respect to our debt is significant. In December 2007 and February 2008, we completed partial restructurings of our convertible notes due in 2008, which retired a portion of such debt, extended the maturity date on certain such debt to 2011 and involved the issuance of additional shares of common stock to holders of the exchanged notes. The remaining approximately $10.7 million of our 2008 convertible notes outstanding was paid at the notes’ maturity on June 15, 2008.

Restructuring of Resources

On January 30, 2008, we announced a plan to refocus our resources on late-stage and marketed products, which involves increasing sales of Zevalin in the United States and preparing the marketing applications for OPAXIO and pixantrone described above, while advancing the clinical development of brostallicin. This plan was intended to reduce operating expenses and projected net cash operating expenses in 2008. As part of these refocusing efforts, approximately 30 of our U.S. employees were terminated.

Lack of Liquidity

As of June 30, 2008 we had cash and cash equivalents, securities available-for-sale and interest receivable of approximately $12.4 million, and total current liabilities of $50.2 million. Our current cash and cash equivalents, securities available-for-sale and interest receivable continue to be significantly less than our total current liabilities. Currently, we do not have sufficient cash to fund our operations past September and we need to raise additional capital in order to meet our operation needs. We will need to continue to raise additional capital to fund our operations in 2008 and beyond. See “Risk Factors.”

In addition, our auditors, Stonefield Josephson, have expressed substantial doubt about our ability to continue to operate as a going concern in their audit opinion dated March 26, 2008 in connection with our audited financial statements for the year ended December 31, 2007. If we are not successful in raising substantial additional financing and/or capital, we will have insufficient funds to continue operations past September.

Recent Financings

In January 2008, we sold 800,000 shares of our common stock to Société Générale under the Step-Up Equity Financing Agreement we have in place with Société Générale. The 800,000 shares of common stock were sold at a price of € 1.07, or approximately $1.59, per share, which raised approximately $1.3 million (€ 0.9 million) in aggregate gross proceeds. In June 2008, we received notice from counsel for Société Générale asserting that the Step-Up Equity Financing Agreement was terminated by Société Générale effective June 6, 2008 on the basis that the going concern statement included in our Annual Report on Form 10-K, as well as a notice we received from Nasdaq on April 16, 2008 regarding our failure to comply with the minimum price requirements under the listing requirements of the Nasdaq Global Market, constitute a material adverse change under the Financing Agreement, permitting Société Générale to terminate the Financing Agreement. We disagree with Société Générale’s allegations that such events permit Société Générale to terminate the Financing Agreement and are reviewing our options to cause Société Générale to continue to provide financing under the Financing Agreement, although there can be no assurance that Société Générale will do so.

In March 2008, we sold $51.7 million in 9% senior convertible notes due March 2012; of these gross proceeds, approximately $16.2 million was used to make payments to holders of our preferred stock to induce them to convert their shares of preferred stock into common stock and an additional $13.9 million was placed in an escrow account to be used to make interest payments and make-whole payments on those notes for 12 months following the closing of that offering.

In April 2008, we sold to a single institutional investor $36.0 million in principal amount of our 13.5% senior convertible notes due 2014, 9,000 shares of our Series E 13.5% preferred stock, warrants to purchase up to 28,481,012 shares of our common stock, at an exercise price of $0.95 per share, and a warrant to purchase up to $67.5 million in additional debt and warrant securities at an exercise price of $1,000 per unit, which we refer to as the B Warrant. Pursuant to the terms of the transaction documents, in June 2008 the investor exchanged all 9,000 shares of Series E 13.5% preferred stock along with accrued and unpaid dividends into an additional $9.118 million principal amount of our 13.5% senior convertible notes. In July 2008, we entered into an amendment to the purchase agreement and B Warrant, whereby we agreed to repurchase $17,518,000 principal amount of the 13.5% senior convertible notes held by such holder, and the holder agreed to surrender for cancellation the 11,012,658 warrants associated with such repurchased notes. Furthermore, the exercise price of the remaining warrants was reduced from $0.95 to $0.79 per share. (The shares of common stock underlying the remaining 17,468,354 warrants are the shares covered by this prospectus.)

The 13.5% senior convertible notes bear an annual interest rate of 13.5% and are convertible into our common stock at a conversion price of $0.79. Upon conversion of the notes or upon exercise by the holder of a one-time right to require early redemption of the notes (which may be exercised in May 2011), we shall be required to pay a make-whole amount to the holders of the notes so converted or redeemed equal to $810 per $1,000 principal amount of the converted or redeemed notes less any interest paid on such notes prior to the conversion or redemption date. The maximum potential make-whole amount is equal to the total amount of interest due over the life of the notes. We placed an amount adequate to pay the make-whole payment on the notes in escrow to be held for a period of one year. Pursuant to the terms of the escrow agreement, the funds may be used only to make interest payments or to pay the make-whole amount upon conversion of the notes. At the end of one year, all funds remaining in escrow will be released to us.

The total purchase price paid in April 2008 by the investor for these securities was $64.6 million. Of this amount, $5.3 million was credited to the investor upon surrender of 9% senior convertible notes due 2012 and related warrants that were previously purchased by the investor, and $36.5 million was deposited into the escrow account. The remaining proceeds to the Company, before fees and expenses, was $22.9 million.

In May and June 2008, the investor converted an aggregate of $27,600,000 principal amount of the 13.5% senior convertible notes into shares of our common stock.

In June 2008, the B Warrant was amended and the investor then partially exercised the B Warrant; upon such exercise of the B Warrant we issued $23.0 million principal amount of our 15% senior convertible notes due 2011 and warrants to purchase up to 14,556,962 shares of our common stock, at an exercise price of $0.95 per share, in exchange for payment by the investor of $23.0 million. The notes bear an annual interest rate of 15% and are convertible into common stock at a conversion price of $0.79 per share. Upon conversion of the notes we shall be required to pay a make-whole amount to the holders of the notes so converted equal to $450 per $1,000 principal amount of the converted notes less any interest paid on such notes prior to the conversion date. The maximum potential make-whole amount is equal to the total amount of interest due over the life of the notes. We placed an amount adequate to pay the make-whole payment on the notes in escrow to be held for a period of one year. Pursuant to the terms of the escrow agreement, the funds may be used only to pay interest payments or to pay the make-whole amount upon conversion of the notes. At the end of one year, all funds remaining in escrow will be released to us. Of the $23.0 million purchase price, $10.35 million was deposited into the escrow account. The remaining proceeds to the Company, before fees and expenses, was $12.65 million.

In July 2008, the B Warrant was further amended and the investor agreed to exercise 22,250 of the remaining 44,500 units of the B Warrant by July 25, 2008 and to exercise the remaining 22,250 units by August 25, 2008. In connection with each respective exercise, we agreed to repurchase $8.759 million of our 13.5% convertible senior notes due 2014 along with the cancellation of related common stock purchase warrants. Furthermore, subject to certain regulatory filings with the Nasdaq Stock Market, the B Warrant may be further amended to provide for an additional 44,500 units, exercisable upon mutual agreement of us and the investor. Upon the first exercise of the further amended B Warrant, we issued $22.25 million principal amount of our 18.33% senior convertible notes due 2011 and warrants to purchase 14,082,278 shares of our common stock, at an exercise price of $0.79 per share, in exchange for payment by the investor of $22.25 million. The notes will bear an annual interest rate of 18.33% and are convertible into common stock at a conversion price of $0.79 per share. Upon conversion of the notes we shall be required to pay a make-whole amount to the holders of the notes so converted equal to $549.90 per $1,000 principal amount of the converted notes less any interest paid on such notes prior to the conversion date. The maximum potential make-whole amount is equal to the total amount of interest due over the life of the notes. We have placed an amount adequate to pay the make-whole payment on the notes in escrow to be held for a period of one year. Pursuant to the terms of the escrow agreement, the funds may be used only to pay interest payments or to pay the make-whole amount upon conversion of the notes. At the end of one year, all funds remaining in escrow will be released to us. Of the $22.25 million purchase price, $12.24 million was deposited into the escrow account and we repurchased $8.759 million principal amount of the investor’s 13.5% convertible senior notes and associated common stock warrants. Of the make-whole payments related to these repurchased notes, $3.26 million was release to us from escrow and the remainder was released to the investor. The remaining proceeds to the Company, before fees and expenses, was $4.51 million.

The August 2008 $22.25 million exercise of the further amended B Warrant was the same, as to amount and all other details and all related transactions, as the above-described July 2008 $22.25 million exercise of the further amended B Warrant.

Also in July 2008, we issued to a single institutional investor a warrant to purchase up to the lesser of $12,000,000 in shares of our common stock or the number of shares of common stock equal to 19.9% of our outstanding common stock on July 29, 2008, in order to effectuate an equity line of credit relationship. We have the right to raise cash under the agreement for shares of our common stock on a periodic basis. The number and price per share of each issuance are determined by a contractual formula based on the trading volume and a discount to the volume weighted average price of our common stock, as reported by the MTA, over the preceding three trading days.

Recent Legal Proceedings

Based on language (the “Disputed Language”) contained in the Articles of Amendment to our Articles of Incorporation (the “Amendments”) filed in connection with the issuance of our Series A, Series B and Series C Convertible Preferred Stock (the “Preferred Stock”), certain holders thereof (the “Shareholders”) asserted a right to consent (or not) to the transactions contemplated by the Exchange Agreements entered into by us and certain holders of our then existing convertible debt on December 12, 2007 (the “Exchange”). We are of the view that inclusion of the Disputed Language in the Amendments constitutes a scrivener’s error without legal force or effect, and filed Articles of Correction with the Secretary of State of Washington in accordance with Section 23B.01.240 of the Revised Code of Washington. On

January 2, 2008, Tang Capital Partners LP (“Tang”) filed a civil action in the United States District Court for the Southern District of New York in which Tang alleged that we breached a Securities Purchase Agreement, executed on or about April 16, 2007 in connection with the issuance of Series B Preferred Stock. Tang alleges that our filing of Articles of Correction to the Articles of Amendment to the Amended and Restated Articles of Incorporation on or around December 11, 2007, materially and adversely altered the powers, preferences or rights conferred through its Securities Purchase Agreement, thereby constituting a Triggering Event, and as a result, Tang is entitled to redemption of its Preferred Stock in consideration for 130% of its Stated Value, plus other available relief, if any. Another holder of Preferred Stock, Enable Capital Management LLC (“Enable”), filed a lawsuit on January 23, 2008 in the Supreme Court of the State of New York with similar claims to the Tang action. On March 21, 2008, Enable filed an amended complaint, asserting an additional claim against us for breach of contract and breach of the covenant of good faith and fair dealing. Enable alleges that on or about March 4, 2008, we committed a further breach of our obligations by offering and/or paying consideration to certain holders of our preferred stock to induce those holders to convert their preferred stock into common stock without making the same offer to Enable. Additional holders of our preferred stock may assert claims similar to those asserted by Tang and Enable. On May 5, 2008, RHP Master Fund, Ltd. (“RHP”), a holder of our Series A Preferred Stock filed suit in the United States District Court for the Southern District of New York against us and certain officers and directors alleging breach of contract and violation of Washington Business Corporation Act by us and breach of fiduciary duty by the officer and director defendants. RHP alleges claims similar to those raised in Enable’s amended complaint, namely that we breached our obligations to RHP by offering and paying consideration to certain holders of our Series A Preferred Stock to induce those holders to convert their preferred stock into common stock as part of the March 4, 2008 transaction without making the same offer to RHP. Following the filing of a motion to dismiss the complaint by the officer and director defendants, RHP filed an amended complaint on July 31, 2008. The amended complaint asserts the same causes of action as the original. We dispute each of the claims asserted against it and intend to defend ourselves vigorously. At this time, we are not able to make a determination whether the likelihood of an unfavorable outcome is probable or remote.

On January 22, 2007, we filed a complaint in King County Washington Superior Court against The Lash Group, Inc. and Documedics Acquisition Co., Inc., our former third party reimbursement expert for TRISENOX, seeking recovery of damages, including losses incurred by the Company in connection with our USAO investigation, defense and settlement of claims by the government concerning Medicare reimbursement for TRISENOX. On February 28, 2007, defendant The Lash Group, Inc. removed the case to federal court in the Western District of Washington. On June 19, 2008, the trial judge dismissed our claims against The Lash Group. The parties have completed production of documents and fact witness depositions, and served expert reports. On June 19, 2008, the trial court entered judgment dismissing our claims for indemnification against The Lash Group on the legal ground that all False Claims Act (“FCA”) defendants are legally barred from filing such claims, notwithstanding that there has been no finding that the defendant engaged in any wrongdoing, and notwithstanding that the party sued may have been directly responsible for the conduct at issue in the FCA as a result of its erroneous advice, negligent services, and its own false and misleading statements about reimbursement to the government and physicians. We disagree with the Court’s legal conclusion that negligent consultants may not be sued for indemnification pursuant to the express language of their contracts, and on July 19, 2008, we filed a Notice of Appeal with the Ninth Circuit Court of Appeals. We will seek a ruling that no law prohibits a defendant who settles FCA claims with the government from pursuing meritorious claims for contractual indemnification from responsible consultants. If successful, we intend to return to the United States District Court for trial, and seek more than $20 million in damages for liabilities and business losses that we contend were caused by Lash’s negligent or reckless advice and its misleading communications concerning Medicare’s obligation to reimburse doctors for TRISENOX. There is no guarantee that we will prevail in its appeal or at trial.

In April 2007, we entered into a settlement agreement with the United States Attorney’s Office, or USAO, for the Western District of Washington arising out of their investigation into certain of our prior marketing practices relating to TRISENOX® (arsenic trioxide). We made the settlement payment of $10.6 million in April 2007. The settlement agreement did not address separate claims brought against us by the private party plaintiff. The private party plaintiff filed a petition for attorney’s fees and costs in the approximate amount of $1.2 million on July 31, 2008. We intend to oppose this petition. There is no guarantee that we will partially or wholly prevail in opposing the petition for fees. At this time, no estimate of loss can be made.

Other Information

We were incorporated in Washington in 1991. Our principal executive offices are located at 501 Elliott Avenue West, Suite 400, Seattle, Washington 98119. Our telephone number is (206) 282-7100. Our website can be found at www.CellTherapeutics.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below and other information in this prospectus and in the documents incorporated by reference into this prospectus before deciding to invest in our securities. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects. If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. In that case, the trading price of our securities could decline.

Factors Affecting Our Operating Results and Financial Condition

We expect to continue to incur net losses, and we might never achieve profitability.

We were incorporated in 1991 and have incurred a net operating loss every year. As of June 30, 2008, we had an accumulated deficit of approximately $1.2 billion. We are pursuing regulatory approval for OPAXIO, pixantrone and brostallicin and plan to seek regulatory approval for the expansion of approved uses of Zevalin. We will need to conduct research, development, testing and regulatory compliance activities and undertake manufacturing and drug supply activities, expenses which, together with projected general and administrative expenses, will result in operating losses for the foreseeable future. We may never become profitable, even if we are able to commercialize products currently in development or otherwise.

Our debt and operating expenses exceed our net revenues.

We have a substantial amount of debt outstanding, and our annual interest expense with respect to our debt is significant. We have a single drug we are marketing, Zevalin, and the net proceeds of sales of this drug are not sufficient to pay our debt and operating expenses on a current basis. We do not currently project that net revenues from sales of any of our products will be sufficient to cover our existing debt and operating expenses within the next twelve months. We need to raise capital to continue to fund our operations as our current cash resources would not fund us past September. Unless we raise substantial additional capital, we will not be able to pay all of our operating expenses or repay our debt or the interest, liquidated damages or other payments that may become due with respect to our debt.

We need to raise additional funds and expect that we will need to continue to raise funds in the future, and funds may not be available on acceptable terms, or at all.

We have substantial operating expenses associated with the development of our product candidates and as of June 30, 2008 we had cash and cash equivalents, securities available-for-sale and interest receivable of approximately $12.4 million, and total current liabilities of approximately $50.2 million. We also have a substantial amount of debt outstanding: as of June 30, 2008, we had an aggregate principal balance of approximately $164.7 million in convertible notes, which does not take into account $44.5 million in aggregate principal balance of 18.33% and Series B 18.33% convertible senior notes issued in July/August 2008, conversions of $22.3 million of these notes, and the repurchase of approximately $17.5 million in aggregate principal balance of our outstanding 13.5% convertible senior notes. We have also implemented an ongoing equity line of credit that provides for the sale of up to an aggregate of $12.0 million (or 19.9% of our outstanding common stock on the date the agreement was executed, if sooner) which provides for multiple closings based on the trading volume of our common stock on the MTA and which may be suspended from time to time. As of August 28, 2008, we have received gross proceeds of approximately $4.0 million under that equity line of credit. We expect that our existing cash and cash equivalents, securities available-for-sale and interest receivable, including proceeds received from our offerings through August 28, 2008, will not provide sufficient working capital to fund our presently anticipated operations past September, and we therefore need to raise additional capital.

We may seek to raise such capital through public or private equity financings, partnerships, joint ventures, dispositions of assets, debt financings or restructurings, bank borrowings or other sources. However, additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we will further curtail operations significantly, including the delay, modification or cancellation of operations and plans related to OPAXIO, pixantrone, brostallicin, expanded uses of Zevalin and other products we may be developing. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. In addition, some financing alternatives may require us to meet additional regulatory requirements in Italy and the U.S., which may increase our costs and adversely affect our ability to obtain financing. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, shareholders may experience dilution of their proportionate ownership of us.

We have received a going concern opinion on our consolidated financial statements

Due to our need to raise additional financing to fund our operations and satisfy obligations as they become due, our independent registered public accounting firm has included an explanatory paragraph in their report on our December 31, 2007 consolidated financial statements regarding their substantial doubt as to our ability to continue as a going concern. This may have a negative impact on the trading price of our common stock and we may have a more difficult time obtaining necessary financing.

We are required to comply with the regulatory structure of Italy because our stock is traded on the MTA, which could result in administrative challenges.

Our stock is traded on the MTA stock market in Milan, Italy and we are required to also comply with the rules and regulations of the Commissione Nazionale per le Società e la Borsa, or CONSOB, which is the public authority responsible for regulating the Italian securities market and the Borsa Italiana, which ensures the development of the managed market in Italy. Collectively these agencies regulate companies listed on Italy’s public markets. Conducting our operations in a manner that complies with all applicable laws and rules requires us to devote additional time and resources to regulatory compliance matters. For example, the process of seeking to understand and comply with the laws of each country, including tax, labor and regulatory laws, might require us to incur the expense of engaging additional outside counsel, accountants and other professional advisors and might result in delayed business initiatives as we seek to ensure that each new initiative will comply with all applicable regulatory regimes. Compliance with Italian regulatory requirements may delay additional issuances of our common stock; we are currently taking steps to attempt to conform to the requirements of the Italian stock exchange and CONSOB to allow such additional issuances.

In addition, under Italian law, we must publish a listing prospectus that has been approved by CONSOB prior to issuing common stock in any twelve-month period that exceeds 10% of the number of shares of common stock outstanding at the beginning of that period. We have attempted to publish a listing prospectus in Italy to cover our general offerings for the past year. We filed our initial listing prospectus with CONSOB in April 2007 and worked with CONSOB to meet their requirements to publish that listing prospectus for the remainder of 2007. We were finally able to publish a listing prospectus in January 2008, however, that listing prospectus was limited to shares to be issued to Société Générale under the Step-Up Equity Financing Agreement we entered into with Société Générale in 2006. We continue to pursue the possibility of publishing a listing prospectus to cover other financing efforts under Italian law, however, at the present time we have not been successful in getting approval from the Italian regulators for such a listing prospectus. As a result, we are required to raise money using alternative forms of securities; for example, we use convertible preferred stock and convertible debt in lieu of common stock as convertible preferred stock and convertible debt are not subject to the 10% limitation imposed by Italian law.

We are subject to additional legal duties, additional operational challenges and additional political and economic risks related to our operations in Italy.

A portion of our business is based in Italy. We are subject to duties and risks arising from doing business in Italy, such as:

•	Italian employment law, including collective bargaining agreements negotiated at the national level and over which we have no control;

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European data protection regulations, under which we will be unable to send private personal data, including many employment records and some clinical trial data, from our Italian offices to our U.S. offices until our U.S. offices self-certify their adherence to the safe harbor framework established by the U. S. Department of Commerce in consultation with the European Commission;

•	tariffs, customs, duties and other trade barriers; and

•	capital controls, terrorism and other political risks.

We are also subject to the following operational challenges, among others, as a result of having a portion of our business and operations based in Italy:

•	effectively pursuing the clinical development and regulatory approvals of all product candidates;

•	successfully commercializing products under development;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	coalescing the Italian business culture with our own and maintaining employee morale; and

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maintaining appropriate uniform standards, controls, procedures and policies relating to financial reporting and employment related matters, and the conduct of development activities that comply with both U.S. and Italian laws and regulations.

We may not succeed in addressing these challenges, risks and duties, any of which may be exacerbated by the geographic separation of our operations in the United States and in Italy. These risks related to doing business in Italy could harm the results of our operations.

Our operations in Italy make us subject to increased risk regarding currency exchange rate fluctuations.

As a result of operations in Italy, we are exposed to risks associated with foreign currency transactions insofar as we use U.S. dollars to make contract payments denominated in euros or vice versa. As the net positions of our foreign currency transactions might fluctuate, our earnings might be negatively affected. In addition, we are exposed to risks associated with the translation of euro-denominated financial results and accounts into U.S. dollars. Our reporting currency will remain as the U.S. dollar; however, a portion of our consolidated financial obligations will arise in euros. In addition, the carrying value of some of our assets and liabilities will be affected by fluctuations in the value of the U.S. dollar as compared to the euro. Changes in the value of the U.S. dollar as compared to the euro might have an adverse effect on our reported results of operations and financial condition.

In 2006, we identified material weaknesses in our internal control over financial reporting and we received an adverse opinion on internal control over financial reporting from our independent registered public accounting firm in connection with their annual internal control attestation process for fiscal year 2006.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified that as of December 31, 2006 we had material weaknesses in our European branch relative to the effectiveness of our internal control over financial reporting which were remedied during 2007.

The existence of a material weakness is an indication that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately, which may deprive management of important financial information needed to manage the Company effectively, may cause investors to lose confidence in our reported financial information and may have an adverse effect on the trading price of our common stock.

We may not be successful in transferring certain of our operations to a new entity, which may mean that certain expenses incurred in connection with the proposed spin-off would not be reimbursed.

We currently expect to spin out certain of our operations into a new entity to be funded in part by outside investors, and have incurred legal fees and other costs in connection with that spin out. While we expect most of those fees to be repaid upon the funding of the new entity and the completion of the transfer of our related operations, there can be no assurance that the new entity will be funded or that we can complete the transfer of the related operations. If the new entity is not formed and the related operations are not transferred to that new entity, we will be required to pay all expenses we have incurred in connection with the spin out without reimbursement and may be required to continue to support such business operations in full.

If we are not able to successfully integrate recent and future acquisitions, our management’s attention could be diverted, and efforts to integrate future acquisitions could consume significant resources.

The acquisitions of SM and of Zevalin, or any other future acquisition that we may undertake, involve numerous risks related to the integration of the acquired asset or entity into the Company after the acquisition is completed. These risks include the following:

•	difficulties in integrating the operations, technologies and products of the acquired companies;

•	difficulties in implementing internal controls over financial reporting;

•	diversion of management’s attention from normal daily operations of the business;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	dependence on unfamiliar affiliates and partners;

•	reduction in the development or commercialization of existing products due to increased focus on the development or commercialization of the acquired products;

•	responsibility for the liabilities of acquired businesses;

•	inability to maintain our internal standards, controls, procedures and policies at the acquired companies or businesses; and

•	potential loss of key employees of the acquired companies.

In addition, if we finance or otherwise complete acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted.

If we are unable to expand label usage of Zevalin, or maintain or obtain improved reimbursement rates, we may not recognize the full value of the asset and there may be adverse effects on our expected financial and operating results.

We intend to seek expansion of the approved uses, or labeled uses, of Zevalin in the United States. However, we may be unable to obtain approval for such label expansion in full or in part. If we are not able to obtain approval for expansion of the labeled uses for Zevalin, or if we are otherwise unable to fulfill our marketing, sales and distribution plans for Zevalin, we may not recognize the full anticipated value of Zevalin. If we do not expand the approved uses of Zevalin, we may have insufficient net revenues to finance our current levels of debt and operations unless we are able to market and sell other products. We recently entered into an agreement with Bayer Schering for access to data from their first line indolent trial, or FIT trial, and we are currently evaluating whether or not that data can be used to support a supplemental biologics license application, or sBLA, for additional approved uses of Zevalin. However, there can be no guarantee that such data will be adequate or suitable for submission to the FDA in support of a n sBLA for additional approved uses of Zevalin, or that the FDA will approve such an sBLA if it is submitted.

In 2007, the Centers for Medicare and Medicaid Services, or CMS, implemented new outpatient reimbursement rates to be put in place in 2008 for radiopharmaceuticals, including Zevalin. These new rates are below the acquisition costs of Zevalin. Congress passed legislation in late 2007 to delay the implementation of those new rates and stabilize reimbursement rates for the first six months of 2008 and subsequently passed legislation in July 2008 to extend that delay an additional 18 months, to January 1, 2010, with the intention of giving drug manufacturers and CMS more time to reach an agreement that more adequately reflects hospitals’ costs associated with the therapy. However, there can be no guarantee that CMS will agree to a rate or methodology that provides an acceptable reimbursement on radiopharmaceuticals such as Zevalin. In the event that CMS does not agree to a reimbursement rate that is adequate to cover the acquisition costs of Zevalin, we may face immediate and significant difficulty in getting care providers to use Zevalin, which would have an adverse impact on our expected financial and operating results.

We may face difficulties in achieving broader market acceptance of Zevalin if we do not invest significantly in our sales and marketing infrastructure.

We currently market Zevalin using a direct sales force that we recently hired in connection with our acquisition of Zevalin from Biogen. U.S. sales of Zevalin by its prior owner either declined or remained flat over the past several years and we expect such sales to remain flat in 2008. We believe that our sales and marketing strategy, in conjunction with our efforts to obtain approval by the FDA for expanded uses of Zevalin, will increase sales of and revenue from Zevalin over the next few years. Our sales and marketing strategy intends to take advantage of the recent lowering of barriers to adoption, including greater economic incentives and practice efficiencies for Zevalin compared to rituximab, the recent adoption of positron emission tomography in community oncology practices, which facilitates use of Zevalin, and implementation of a Zevalin community access program, which targets facilitation of on-site ordering, receipt and administration of Zevalin by the 100 largest community oncology group practices. However, implementation of the sales and marketing strategy will require an investment of resources and may not increase Zevalin revenues according to our forecasts. In addition, creation and expansion of an effective sales force may take time, and competition for sales and marketing personnel in our industry is intense. Therefore, we will need to effectively manage and expand our sales force, hire individuals with additional technical expertise, expand our distribution capacity or otherwise grow our sales and marketing infrastructure in order to achieve broader market acceptance and additional sales revenue from Zevalin. In addition to the factors just listed, if we do not effectively manage our sales force, our financial condition and operating results may suffer.

We may not realize any royalties, milestone payments or other benefits under the License and Co-Development agreement entered into with Novartis Pharmaceutical Company Ltd.

We have entered into a License and Co-Development agreement related to OPAXIO and pixantrone with Novartis International Pharmaceutical Ltd., or Novartis, pursuant to which Novartis received an exclusive worldwide license for the development and commercialization of OPAXIO and an option to enter into an exclusive worldwide license to develop and commercialize pixantrone. We will not receive any royalty or milestone payments under this agreement unless Novartis elects to participate in the development and commercialization of OPAXIO or if Novartis exercises its option related to pixantrone and we are able to reach a definitive agreement. Novartis is under no obligation to make such election or exercise such right and may never do so. In addition, even if Novartis exercises such rights, any royalties and milestone payments we may be eligible to receive from Novartis are subject to the receipt of the necessary regulatory approvals and the attainment of certain sales levels. We may never receive the necessary regulatory approvals and our products may not reach the necessary sales levels. Novartis has the right under the agreement in its sole discretion to terminate such agreement at any time on written notice to us.

We may be delayed, limited or precluded from obtaining regulatory approval of OPAXIO given that our three STELLAR phase III clinical trials for the treatment of non-small cell lung cancer did not meet their primary endpoints.

There are no guarantees that we will obtain regulatory approval to manufacture, market, or expand the marketing of any of our drug candidates. Obtaining regulatory approval to market drugs to treat cancer is expensive, difficult and risky. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could delay, limit or prevent regulatory approval.

Our future financial success depends in large part on obtaining regulatory approval of OPAXIO. In March 2005, we announced the results of STELLAR 3, and in May 2005, we announced the results of STELLAR 2 and 4, our phase III clinical trials of OPAXIO in non-small cell lung cancer. All three trials failed to achieve their primary endpoints of superior overall survival compared to current marketed agents for treating NSCLC.

In December 2006, we closed the PIONEER clinical trial and in 2007, we initiated a new study in the United States, PGT307, which focuses on the primary efficacy endpoint of survival in women with NSCLC and pre-menopausal estrogen levels. We have decided not to initiate an additional study, the PGT306 trial, for which we have submitted a special protocol assessment, or SPA, to conserve limited financial resources. We also feel that compelling evidence from one trial, the PGT307 trial, along with supporting evidence from earlier clinical trials, may be adequate to submit an NDA for OPAXIO even though the FDA has established a requirement that two adequate and well-controlled pivotal studies demonstrating a statistically significant improvement in overall survival will be required for approval of OPAXIO in the NSCLC setting. We may not receive compelling evidence or any positive results from the PGT307 trial, which would preclude our planned submission of an NDA to the FDA, and would preclude us from marketing OPAXIO in the United States.

Based on discussions with the European Medicines Agency, or EMEA, Scientific Advice Working Party, we submitted a Marketing Authorization Application, or MAA for OPAXIO in Europe on March 4, 2008 based on results of the STELLAR trials. The MAA was accepted for review by the EMEA in April 2008, however a successful regulatory outcome from the EMEA is not assured as the EMEA’s final opinion cannot be predicted until they have had the opportunity to complete a thorough review of the clinical data presented in the MAA.

We are subject to extensive government regulation.

We are subject to rigorous and extensive regulation by the FDA in the United States and by comparable agencies in other states and countries. Failure to comply with regulatory requirements could result in various adverse consequences, including possible delay in approval or refusal to approve a product, withdrawal of approved products from the market, product seizures, injunctions, regulatory restrictions on our business and sales activities, monetary penalties, or criminal prosecution.

Our products may not be marketed in the United States until they have been approved by the FDA and may not be marketed in other countries until they have received approval from the appropriate agencies. With the exception of Zevalin, none of our current products have received approval. Obtaining regulatory approval requires substantial time, effort and financial resources, and we may not be able to obtain approval of any of our products on a timely basis, or at all. If our products are not approved quickly enough to provide net revenues to defray our debt and operating expenses, our business and financial condition will be adversely affected.

Our marketed products, such as Zevalin, are and will be subject to extensive regulations regarding their promotion and commercialization. For instance, we are subject to numerous regulations and statutes regulating the manner of selling and obtaining reimbursement for our products that receive marketing approval. For example, federal statutes generally prohibit providing certain discounts and payments to physicians to encourage them to prescribe our product. Violations of such regulations or statutes may result in treble damages, criminal or civil penalties, fines or exclusion of CTI or its employees from participation in federal and state health care programs. Although we have policies prohibiting violations of relevant regulations and statutes, unauthorized actions of our employees or consultants, or unfavorable interpretations of such regulations or statutes may result in third parties or regulatory agencies bringing legal proceedings or enforcement actions against us. Because our sales force is relatively new, we may have a greater risk of such violations from lack of adequate training or experience. The expense to retain and pay legal counsel and consultants to defend against any such proceedings would be substantial, and together with the diversion of management’s time and attention to assist in any such defense, may negatively affect our financial condition and results of operations.

In addition, both before and after approval, our contract manufacturers and our products are subject to numerous regulatory requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. Manufacturing processes must conform to current Good Manufacturing Practice, or cGMPs. The FDA and other regulatory authorities periodically inspect manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort to maintain compliance. Failure to comply with FDA, EMEA or other applicable regulations may cause us to curtail or stop the manufacture of such products until we obtain regulatory compliance.

The marketing and promotion of pharmaceuticals is also heavily regulated, particularly with regard to prohibitions on the promotion of products for off-label uses. In April 2007, we paid a civil penalty of $10.5 million and entered into a settlement agreement with the United States Attorney’s Office, or USAO, for the Western District of Washington arising out of their investigation into certain of our prior marketing practices relating to TRISENOX, which was divested to Cephalon Inc. in July 2005. As part of that settlement agreement, and in connection with the acquisition of Zevalin, a commercially approved drug, we also entered into a corporate integrity agreement with the HHS-OIG that requires us to establish a compliance committee and compliance program and adopt a formal code of conduct. The USAO settlement does not address separate claims brought against the Company by the private party plaintiff in this matter, which generally relate to attorney’s fees and employment related claims. In 2007, the United States District Court dismissed the private party plaintiff’s employment claims as barred by applicable statutes of limitation, however, in July 2008 the private party plaintiff filed a petition seeking approximately $1.2 million in attorneys’ fees and costs. While we intend to oppose this petition, there can be no guarantee that we will partially or wholly prevail in such opposition to the petition for fees.

We rely on third parties for the manufacture and supply of Zevalin and for the manufacture and supply of radioactive isotopes used in the administration of Zevalin.

We currently rely on Biogen to manufacture and supply Zevalin to us through a long-term manufacturing agreement, and Biogen may, in turn, rely on other third-party manufacturers to fill its requirements for manufacturing Zevalin. If Biogen or any third party contract manufacturing organization, or CMO, or contract service provider, or CSP, upon which it relies does not produce or test and release Zevalin in sufficient quantities and on a timely and cost-effective basis, or if Biogen or any third party CMO or CSP does not obtain and maintain all required manufacturing approvals, our business could be harmed. In addition, we rely on MDS (Canada) for the manufacture and supply of Yttrium-90, a radioactive isotope used in the administration of Zevalin therapy. MDS (Canada) is currently our sole source of Yttrium-90, which must be manufactured and shipped in such a way as to ensure the appropriate potency of the isotope based on its radioactive half-life at the time of administration to the patient is valid. If MDS (Canada) were to have problems with the manufacture or supply of Yttrium-90, our business could be materially impacted, and we may not be able to find an additional supplier of the isotope on acceptable terms or at all. We also rely on Mallinckrodt and GE for the manufacture and supply of Indium-111, a radioactive isotope used in the administration of Zevalin diagnostic for clinical purposes. Mallinckrodt and GE are currently our two qualified sources of Indium-111, which must be manufactured and shipped in such a way as to ensure the appropriate potency of the isotope based on its radioactive half-life at the time of administration of the diagnostic dose to the patient. If both companies were to have problems with the manufacture or supply of Indium-111, our business could be materially impacted, and we may not be able to find an additional supplier of the isotope on acceptable terms or at all.

We face direct and intense competition from our competitors in the biotechnology and pharmaceutical industries, and we may not compete successfully against them.

Competition in the oncology market is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter the market. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical companies, specialized biotechnology companies and universities and other research institutions. Specifically:

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Zevalin currently competes with Bexxar®, which is marketed by GlaxoSmithKline, and any rituximab-containing chemotherapy regimen. Rituximab is marketed in the U.S. by Genentech and Biogen Idec. In addition, other companies such as Cephalon, Eli Lilly, Genta, Genmab, Favrille, and Genitope are developing products which could compete with Zevalin.

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If we are successful in bringing OPAXIO to market, we will face direct competition from oncology-focused multinational corporations. OPAXIO will compete with other taxanes. Many oncology-focused multinational corporations currently market or are developing taxanes, epothilones, and other cytotoxic agents, which inhibit cancer cells by a mechanism similar to taxanes, or similar products including, among others, Bristol-Myers Squibb Co. and others, which markets paclitaxel and generic forms of paclitaxel; Aventis, which markets docetaxel; Genentech and OSI Pharmaceuticals, which markets Tarceva™; Genentech, which markets Avastin™, Eli Lilly, which markets Alimta®, and American Pharmaceutical Partners, which markets Abraxane™. In addition, other companies such as NeoPharm Inc. and Telik, Inc. are also developing products which could compete with OPAXIO.

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Because pixantrone is intended to provide less toxic treatment to patients who have failed standard chemotherapy treatment, if pixantrone is brought to market, it is not expected to compete directly with many existing chemotherapies. However, pixantrone will face competition from currently marketed anthracyclines, such as mitoxantrone (Novantrone®), and new anti-cancer drugs with reduced toxicity that may be developed and marketed.

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If we are successful in bringing brostallicin to market, we will face direct competition from other minor groove binding agents including Yondelis®, which is currently developed by PharmaMar and has received Authorization of Commercialization from the European Commission for soft tissue sarcoma.

Many of our competitors, either alone or together with their collaborators and, in particular, the multinational pharmaceutical companies, have substantially greater financial resources and development and marketing teams than us. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in developing, manufacturing and marketing products. As a result, these companies’ products might come to market sooner or might prove to be more effective, less expensive, have fewer side effects or be easier to administer than ours. In any such case, sales of our products or eventual products would likely suffer and we might never recoup the significant investments we are making to develop these product candidates.

Uncertainty regarding third-party reimbursement and healthcare cost containment initiatives may limit our returns.

The ongoing efforts of governmental and third-party payors to contain or reduce the cost of healthcare may affect our ability to commercialize our products successfully. Governmental and other third-party payors continue to attempt to contain healthcare costs by:

•	challenging the prices charged for health care products and services,

•	limiting both coverage and the amount of reimbursement for new therapeutic products,

•	denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors,

•	refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval, and

•	denying coverage altogether.

The trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products. In addition, in almost all European markets, pricing and choice of prescription pharmaceuticals are subject to governmental control. Therefore, the price of our products and their reimbursement in Europe will be determined by national regulatory authorities.

Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing.

Even if our drug candidates are successful in clinical trials, we may not be able to successfully commercialize them.

Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. All of our compounds, with the exception of Zevalin, currently are in research or development, and have not received marketing approval.

Prior to commercialization, each product candidate requires significant research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. The development of anti-cancer drugs, including those we are currently developing, is unpredictable and subject to numerous risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons including that they may:

•	be found ineffective or cause harmful side effects during preclinical testing or clinical trials,

•	fail to receive necessary regulatory approvals,

•	be difficult to manufacture on a scale necessary for commercialization,

•	be uneconomical to produce,

•	fail to achieve market acceptance, or

•	be precluded from commercialization by proprietary rights of third parties.

The occurrence of any of these events could adversely affect the commercialization of our products. Products, if introduced, may not be successfully marketed and/or may not achieve customer acceptance. If we fail to commercialize products or if our future products do not achieve significant market acceptance, we will not likely generate significant revenues or become profitable.

The intellectual property and assets related to Zevalin are subject to a security agreement with Biogen; if we were to default on certain payments or reimbursement owed to Biogen or certain third parties, those assets would be subject to foreclosure by Biogen and we could lose our ability to continue development, sales and marketing activities with respect to Zevalin.

On December 21, 2007, in connection with our purchase of Zevalin, we entered into a Security Agreement with Biogen granting a first priority security interest to Biogen in all of our right, title and interest (a) in and to the assets related to Zevalin that we purchased from Biogen, together with any other assets or rights related to any of such assets or otherwise used in the development, manufacture or commercialization of Zevalin, and (b) under certain license, sublicense and supply agreements entered into in connection with our purchase of Zevalin. In the event we were to default on certain of our obligations under the Security Agreement, the Asset Purchase Agreement pursuant to which we continue to owe royalties and milestone payments to Biogen, or the related sublicense and service agreements, or in the event we were to make an application for, or consent to, the appointment of a receiver, trustee or liquidator of all or a substantial portion of our assets, transfer our assets as part of a general assignment or other arrangement for the benefit of creditors, become insolvent, file a voluntary or involuntary petition under the provisions of the United States Bankruptcy Code, or in the event of an attachment or execution upon, or seizure of, all or substantially all of our assets, Biogen may take any action with respect to the collateral under the Security Agreement that it deems necessary or advisable to accomplish the purposes of the Security Agreement. The Security Agreement will remain in effect until all obligations secured by that agreement have been satisfied. If Biogen were to foreclose on the collateral under this Security Agreement, it would have a material adverse impact on our business.

If any of our license agreements for intellectual property underlying Zevalin, OPAXIO, pixantrone, brostallicin, or any other products are terminated, we may lose our rights to develop or market that product.

We have licensed intellectual property, including patent applications relating to intellectual property for pixantrone, brostallicin and Zevalin. We have also in-licensed the intellectual property for our drug delivery technology relating to OPAXIO that uses polymers that are linked to drugs, known as polymer-drug conjugates. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under these licenses. We may not be able to meet our obligations under these licenses. If we default under any license agreements, we may lose our right to market and sell any products based on the licensed technology.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

•	obtain patent protection for our products or processes both in the United States and other countries,

•	protect trade secrets, and

•	prevent others from infringing on our proprietary rights.

When polymers are linked, or conjugated, to drugs, the results are referred to as polymer-drug conjugates. We are developing drug delivery technology that links chemotherapy to biodegradable polymers. For example, OPAXIO is paclitaxel, the active ingredient in Taxol ® , one of the world’s best selling cancer drugs, linked to polyglutamate. We may not receive a patent for all of our polymer-drug conjugates and we may be challenged by the holder of a patent covering the underlying drug and/or methods for its use or manufacture.

The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the United States and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. Patent applications in which we have rights may never issue as patents and the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect a patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue any such litigation or to protect our patent rights. Any adverse outcome in litigation with respect to the infringement or validity of any patents owned by third parties could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While we require our employees, consultants and corporate partners with access to proprietary information to enter into confidentiality agreements, these agreements may not be honored.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if unsuccessful, could cause us to pay substantial damages and prohibit us from selling our products.

We attempt to monitor patent filings but have not conducted an exhaustive search for patents that may be relevant to our products and product candidates in an effort to guide the design and development of our products to avoid infringement. We may not be able to successfully challenge the validity of these patents and could have to pay substantial damages, possibly including treble damages, for past infringement and attorneys’ fees if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Moreover, third parties may challenge the patents that have been issued or licensed to us. Even if infringement claims against us are without merit, or if we challenge the validity of issued patents, lawsuits take significant time, may be expensive and may divert management attention from other business concerns.

We may be unable to obtain a quorum for meetings of our shareholders and therefore be unable to take certain corporate actions.

Our articles require that a quorum, consisting of one-third of the outstanding shares of voting stock, be represented in person or by proxy in order to transact business at a meeting of our shareholders. A substantial majority of our common shares are held by Italian institutions and under Italian laws and regulations, it is difficult to communicate with the beneficial holders of those shares to obtain votes. In 2006, when a quorum required a majority of the outstanding shares of our voting stock be represented in person or by proxy, we scheduled two annual meetings of shareholders but were unable to obtain quorum at either meeting. Following that failure to obtain quorum, we contacted certain depository banks in Italy where significant numbers of shares of our common stock were held and asked them to cooperate by making a book entry transfer of their share positions at Monte Titoli to their U.S. correspondent bank, who would then transfer the shares to an account of the Italian bank at a U.S. broker-dealer that is an affiliate of that bank. Certain of the banks contacted agreed to make the share transfer pursuant to these arrangements as of the record date of the meeting, subject to the relevant beneficial owner taking no action to direct the voting of such shares. Under Rule 452 of the New York Stock Exchange, the U.S. broker-dealer may vote shares absent direction from the beneficial owner on certain matters, such as the uncontested election of directors, an amendment to the Company’s articles of incorporation to increase authorized shares that are to be used for general corporate purposes, and the ratification of our auditors. As a result of this custody transfer, we were able to hold special meetings of the shareholders in April 2007 and January 2008 and annual meetings of the shareholders in September 2007 and June 2008. At the meeting in June 2008, our shareholders approved a proposal to reduce our quorum requirement from a majority of outstanding voting shares to one-third of outstanding voting shares. However, obtaining a quorum at future meetings even at the lower threshold will depend in part upon the willingness of the Italian depository banks to continue participating in the custody transfer arrangements, and we cannot be assured that those banks that have participated in the past will continue to participate in custody transfer arrangements in the future. We are continuing to explore other alternatives to achieve quorum for our meetings, however, we cannot be certain that we will find an alternate method if we are unable to continue to use the custody transfer arrangements. As a result, we may be unable to obtain quorum at future annual or special meetings of shareholders. If we are unable to obtain a quorum at our shareholder meetings and thus fail to get shareholder approval of corporate actions, such failure could have a materially adverse effect on the Company. In addition, brokers may only vote on those matters for which broker discretionary voting is allowed under Rule 452, and we may not be able to obtain the required number of votes to approve certain proposals that require a majority of all outstanding shares to approve the proposal due to our reliance on broker discretionary voting. Therefore it is possible that even if we are able to obtain a quorum for our meetings of the shareholders we still may not receive enough votes to approve proxy proposals presented at such meeting and, depending on the proposal in question, such failure could have a materially adverse effect on the Company.

We could fail in financing efforts or be delisted from Nasdaq if we fail to receive shareholder approval when needed.

We are required under the Nasdaq Marketplace Rules to obtain shareholder approval for any issuance of additional equity securities that would comprise more than 20% of our total shares of common stock outstanding before the issuance of the securities at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by Nasdaq. Funding of our operations in the future may require issuance of additional equity securities that would comprise more than 20% of our total shares of common stock outstanding, but we might not be successful in obtaining the required shareholder approval for such an issuance, particularly in light of the difficulties we have experienced in obtaining a quorum and holding shareholder meetings as outlined above.

Our common stock is listed on the Nasdaq Global Market and we may not be able to maintain that listing, which may make it more difficult for investors to sell shares of our common stock.

Our common stock is listed on the Nasdaq Global Market. The Nasdaq Global Market has several quantitative and qualitative requirements companies must comply with to maintain this listing, including a $1.00 minimum bid price per share and $50 million minimum value of listed securities. On April 16, 2008, we received notice from the Nasdaq Stock Market that our common stock had a closing bid price below $1.00 for at least 30 consecutive business days and therefore we are not in compliance with the listing standards of the Nasdaq Global Market. Under the current Nasdaq Global Market rules, we have a period of 180 days from the date of notice, or until October 13, 2008, to attain compliance by again meeting the $1.00 minimum bid price for ten consecutive business days. A reverse stock split could, if used, increase our minimum bid price; but it would not increase our total market capitalization. We received approval for a reverse stock split of up to a 1-for-10 ratio from our shareholders at our special meeting in lieu of annual meeting in June 2008. We have declared a 1-for-10 reverse stock split effective August 31, 2008. However, there can be no assurance that our stock price will not decline following the reverse stock split. Many companies which effect reverse stock splits do experience stock price declines afterwards.

If we are unable to meet that compliance criteria before October 13, 2008, we may have the option to transfer to the Nasdaq Capital Market, assuming we meet all other initial listing qualifications for the Nasdaq Capital Market, where we can receive an additional 180 days to regain compliance. If we are unable to attain compliance with the minimum bid price we may be delisted. In addition, if we fail to maintain the minimum value of listed securities, we may have to transfer to the Nasdaq Capital Market or may be delisted. The level of trading activity of our common stock may decline if it is no longer listed on the Nasdaq Global Market or Nasdaq Capital Market. Furthermore, our failure to maintain a listing on the Nasdaq market may constitute an event of default under certain of our indebtedness which would accelerate the maturity date of such debt. As such, if our common stock ceases to be listed for trading on the Nasdaq Global Market or Nasdaq Capital Market for any reason, it may harm our stock price, increase the volatility of our stock price and make it more difficult to for investors to sell shares of our common stock.

We may be unable to obtain the raw materials necessary to produce our OPAXIO product candidate in sufficient quantity to meet demand when and if such product is approved.

We may not be able to continue to purchase the materials necessary to produce OPAXIO, including paclitaxel, in adequate volume and quality. Paclitaxel is derived from certain varieties of yew trees and the supply of paclitaxel is controlled by a limited number of companies. Paclitaxel is available and we have purchased it from several sources. We purchase the raw materials paclitaxel and polyglutamic acid from a single source on a purchase order basis. Should the paclitaxel or polyglutamic acid purchased from our sources prove to be insufficient in quantity or quality, should a supplier fail to deliver in a timely fashion or at all, or should these relationships terminate, we may not be able to obtain a sufficient supply from alternate sources on acceptable terms, or at all.

Our dependence on third-party manufacturers means that we do not always have direct control over the manufacture, testing or distribution of our products.

We do not currently have internal analytical laboratory or manufacturing facilities to allow the testing or production and distribution of drug products in compliance with cGMPs. Because we do not directly control our suppliers, these vendors may not be able to provide us with finished product when we need it.

We will be dependent upon these third parties to supply us in a timely manner with products manufactured in compliance with cGMPs or similar manufacturing standards imposed by US and/or foreign regulatory authorities where our products will be tested and/or marketed. While the FDA and other regulatory authorities maintain oversight for cGMP compliance of drug manufacturers, contract manufacturers may at times violate cGMPs. The FDA and other regulatory authorities may take action against a contract manufacturer who violates cGMPs. One of our products under development, OPAXIO, has a complex manufacturing process, which may prevent us from obtaining a sufficient supply of drug product for the clinical trials and commercial activities currently planned or underway on a timely basis, if at all. The active pharmaceutical ingredients and finished products for pixantrone and brostallicin are both manufactured by a single vendor. The drug substance for Zevalin is produced under contract by Biogen and the drug product and finished product is manufactured and distributed at a contract manufacturer and contract distribution facility.

If we do not successfully develop additional products, we may be unable to generate significant revenue or become profitable.

We divested our commercial product, TRISENOX, in July 2005 and only acquired a new commercial product, Zevalin, in December 2007. Our ability to generate significant revenues from Zevalin is dependent in part on our ability to find new markets for the product, including through gaining wider acceptance and use of the drug by physicians and through FDA approval of expanded uses for the product. There is no guarantee that we will be successful in accomplishing either of these goals. OPAXIO, pixantrone, brostallicin and label expansions for Zevalin are currently in clinical trials and may not be successful. For example, our STELLAR phase III clinical trials for OPAXIO for the treatment of non-small cell lung cancer failed to meet their primary endpoints. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. We will need to commit significant time and resources to develop this and additional product candidates. Our product candidates will be successful only if:

•	our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

•	we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

•	our product candidates, if developed, are approved by the regulatory authorities.

We are dependent on the successful completion of these goals in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

If we are unable to enter into new licensing arrangements, our future product portfolio and potential profitability could be harmed.

One component of our business strategy is in-licensing drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories. Substantially all of our product candidates in clinical development are in-licensed from a third party, including Zevalin, OPAXIO, pixantrone, and brostallicin.

Competition for new promising compounds and commercial products can be intense. If we are not able to identify future in-licensing opportunities and enter into future licensing arrangements on acceptable terms, our future product portfolio and potential profitability could be harmed.

We may take longer to complete our clinical trials than we expect, or we may not be able to complete them at all.

Before regulatory approval for any potential product can be obtained, we must undertake extensive clinical testing on humans to demonstrate the safety and efficacy of the product. Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to a number of factors. On March 4, 2008, we submitted an MAA to the EMEA for OPAXIO. In April 2008, the EMEA accepted the MAA for review, however, we do not expect a regulatory decision on an MAA prior to the second half of 2009. Analysis of the data from our EXTEND trial is expected in the second half of 2008 and, if final study results are adequate, we could submit an NDA with the FDA in early 2009 with potential approval in the second half of 2009.

We may not obtain authorization to permit product candidates that are already in the preclinical development phase to enter the human clinical testing phase. Authorized preclinical or clinical testing may not be completed successfully within any specified time period by us, or without significant additional resources or expertise to those originally expected to be necessary. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Clinical testing may not show potential products to be safe and efficacious and potential products may not be approved for a specific indication. Further, the results from preclinical studies and early clinical trials may not be indicative of the results that will be obtained in later-stage clinical trials. Data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our clinical trial results. In addition, we or regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks or for other reasons. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the number of patients with the relevant conditions, the nature of the clinical testing, the proximity of patients to clinical testing centers, the eligibility criteria for tests as well as competition with other clinical testing programs involving the same patient profile but different treatments.

We have limited experience in conducting clinical trials. We expect to continue to rely on third parties, such as contract research organizations, academic institutions and/or cooperative groups, to conduct, oversee and monitor clinical trials as well as to process the clinical results and manage test requests, which may result in delays or failure to complete trials if the third parties fail to perform or to meet the applicable standards.

If we fail to commence or complete, need to perform more or larger clinical trials than planned or experience delays in any of our present or planned clinical trials, our development costs may increase and/or our ability to commercialize our product candidates may be adversely affected. If delays or costs are significant, our financial results and our ability to commercialize our product candidates may be adversely affected.

If we fail to establish and maintain collaborations or if our partners do not perform, we may be unable to develop and commercialize our product candidates.

We have entered into collaborative arrangements with third-parties to develop and/or commercialize product candidates and are currently seeking additional collaborations. For example, we entered into an agreement with the Gynecologic Oncology Group to perform a phase III trial of OPAXIO in patients with ovarian cancer. Additional collaborations might be necessary in order for us to fund our research and development activities and third-party manufacturing arrangements, seek and obtain regulatory approvals and successfully commercialize our existing and future product candidates. If we fail to enter into additional collaborative arrangements or fail to maintain our existing collaborative arrangements, the number of product candidates from which we could receive future revenues would decline. For example, in 2005 we sold our product TRISENOX to Cephalon and, pursuant to the terms of the purchase agreement under which TRISENOX was sold, we are entitled to receive milestone payments upon the approval by the FDA of new labeled uses for TRISENOX, however, Cephalon may decide not to submit any additional information to the FDA to apply for label expansion of TRISENOX, in which case we would not receive a milestone payment under the agreement.

Our dependence on collaborative arrangements with third parties will subject us to a number of risks that could harm our ability to develop and commercialize products, including that:

•	collaborative arrangements may not be on terms favorable to us;

•	disagreements with partners may result in delays in the development and marketing of products, termination of our collaboration agreements or time consuming and expensive legal action;

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we cannot control the amount and timing of resources partners devote to product candidates or their prioritization of product candidates and partners may not allocate sufficient funds or resources to the development, promotion or marketing of our products, or may not perform their obligations as expected;

•	partners may choose to develop, independently or with other companies, alternative products or treatments, including products or treatments which compete with ours;

•	agreements with partners may expire or be terminated without renewal, or partners may breach collaboration agreements with us;

•	business combinations or significant changes in a partner’s business strategy might adversely affect that partner’s willingness or ability to complete its obligations to us; and

•	the terms and conditions of the relevant agreements may no longer be suitable.

The occurrence of any of these events could adversely affect the development or commercialization of our products.

Because we base several of our drug candidates on unproven novel technologies, we may never develop them into commercial products.

We base several of our product candidates upon novel technologies that we are using to develop drugs for the treatment of cancer. These technologies have not been proven. Furthermore, preclinical results in animal studies may not predict outcomes in human clinical trials. Our product candidates may not be proven safe or effective. If these technologies do not work, our drug candidates may not develop into commercial products.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

Our business exposes us to potential product liability risks inherent in the testing, manufacturing, marketing and sale of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. While we have insurance covering marketing and sales of Zevalin as well as product use in our clinical trials for our product candidates, it is possible that we will not be able to maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of Zevalin or any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Adverse events related to our products can negatively impact our product sales and results from operations.

Our commercial product, Zevalin, has the possibility of causing significant side effects in patients, and deaths associated with an infusion reaction symptom complex, though rare, have occurred within 24 hours of infusions of rituximab, a component of Zevalin. In addition, Yttrium-90 Zevalin administration often results in severe and prolonged cytopenias in most patients, while severe cutaneous and mucocutaneous reactions have also been reported. While side effects are common in oncology drugs, adverse events such as these could negatively impact sales of Zevalin, which in turn could negatively impact our results from operations.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to international, federal, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by the regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

We may not be able to conduct animal testing in the future, which could harm our research and development activities.

Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting activities through protests and other means. To the extent the activities of these groups are successful, our business could be materially harmed by delaying or interrupting our research and development activities.

Risks Related To the Securities Markets

Our stock price is extremely volatile, which may affect our ability to raise capital in the future and may subject the value of your investment in our securities to sudden decreases.

The market price for securities of biopharmaceutical and biotechnology companies, including ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, during the twelve month period ended August 27, 2008, our stock price has ranged from a low of $0.24 to a high of $4.00. Fluctuations in the trading price or liquidity of our common stock may adversely affect the value of your investment in our common stock.

Factors that may have a significant impact on the market price and marketability of our securities include:

•	announcements by us or others of results of preclinical testing and clinical trials and regulatory actions;

•	announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors;

•	our issuance of additional debt, equity or other securities, which we need to pursue in 2008 to generate additional funds to cover our current debt and operating expenses;

•	our quarterly operating results;

•	developments or disputes concerning patent or other proprietary rights;

•	developments in our relationships with collaborative partners;

•	acquisitions or divestitures;

•	litigation and government proceedings;

•	adverse legislation, including changes in governmental regulation;

•	third-party reimbursement policies;

•	changes in securities analysts’ recommendations;

•	changes in health care policies and practices;

•	economic and other external factors; and

•	general market conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. For example, in the case of our company, beginning in March 2005, several class action lawsuits were instituted against CTI and certain directors and officers of CTI and a derivative action lawsuit was filed against CTI’s full board of directors. While these lawsuits were dismissed with prejudice, as a result of these types of lawsuits, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business as we respond to the litigation. We maintain significant insurance to cover these risks for the Company and our directors and officers, but our insurance is subject to high deductibles to reduce premium expense, and there is no guarantee that the insurance will cover any specific claim that we may face in the future, or that it will be adequate to cover all potential liabilities and damages.

Anti-takeover provisions in our charter documents and under Washington law could make removal of incumbent management or an acquisition of us, which may be beneficial to our shareholders, more difficult.

Provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	a classified board so that only approximately one third of the board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval; and

•

the ability of our board of directors to issue shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine.

In addition, as a Washington corporation, we are subject to Washington law which imposes restrictions on some transactions between a corporation and certain significant shareholders.

These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling shareholders. We will not receive any of the proceeds from the sale of these shares. However, we would receive $0.79 per share from exercise of the warrants, if they are cash exercised.

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated articles of incorporation, our bylaws, as amended, and all applicable provisions of Washington law.

General

We are authorized to issue 400,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of the close of business on August 28, 2008, there were 184,487,823 shares of our common stock outstanding. We also had 550 shares of our Series A 3% convertible preferred stock outstanding, 5,218 shares of our Series B 3% convertible preferred stock outstanding, 6,284 shares of our Series C 3% convertible preferred stock outstanding, and 1,000 shares of our Series D 7% convertible preferred stock outstanding. All of our Series E 13.5% preferred stock was exchanged for convertible debt in June 2008 at the election of the holder of such preferred stock pursuant to our amended and restated articles of incorporation.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

•	Restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control of the company without further action by the shareholders.

As of August 28, 2008, 550 shares of our Series A 3% convertible preferred stock were outstanding, 5,218 shares of our Series B 3% convertible preferred stock were outstanding, 6,284 shares of our Series C 3% convertible preferred stock were outstanding, and 1,000 shares of our Series D 7% convertible preferred stock were outstanding.

Anti-Takeover Effects of Provisions of Washington Law and our Charter and Bylaws

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the company. Chapter 23B.19 of the Washington Business Corporation Act prohibits the company, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10% or more of the company’s voting securities without the prior approval of the company’s board of directors) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive a disproportionate benefit as a shareholder. Exceptions to this statutory prohibition include approval of the transaction at a shareholders meeting by holders of not less than a two-thirds of the shares held by each voting group entitled to vote on the transaction, not counting shares as to which the acquiring person has beneficial ownership or voting control, transactions approved by the Board of Directors prior to the acquiring person first becoming an acquiring person, or, with respect to a merger, share exchange, consolidation, liquidation or distribution entered into with the acquiring person, transactions where certain other requirements regarding the fairness of the consideration to be received by the shareholders have been met. The company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the company.

Our board of directors is divided into three approximately equal classes of directors serving staggered three-year terms. In addition, our amended and restated articles of incorporation provide that directors may be removed from office only at a meeting of the shareholders called expressly for that purpose and only for cause. Our amended and restated articles of incorporation limit “cause” to willful misfeasance having a material adverse effect on the company or conviction of a felony, provided that any action by a director shall not constitute “cause” if, in good faith, the director believed the action to be in or not opposed to the best interests of the company or if the director is entitled to be indemnified with respect to such action under applicable law, our amended and restated articles of incorporation or amended and restated bylaws, or a contract with the company. Further, our amended and restated bylaws require a shareholder to provide notice to the company of such shareholder’s intention to nominate a person or persons for election as directors not later than 90 days prior to the first anniversary of the previous year’s annual meeting or, in the case of an election to be held at a special meeting of the shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. A shareholder must also provide us with notice of such shareholder’s intent to make any proposal at an annual meeting of shareholders not later than 90 days prior to the first anniversary of the previous year’s annual meeting of shareholders. These may have the effect of deterring hostile takeovers or delaying change in control of the management of the company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

DESCRIPTION OF OVERLYING NOTES AND WARRANTS TRANSACTION

On April 30, 2008, pursuant to a Securities Purchase Agreement dated April 29, 2008 we issued to a single institutional investor (the “Investor”) $36 million aggregate principal amount of our 13.5% Convertible Senior Notes due 2014, 9,000 shares of 13.5% Series E Preferred Stock, warrants to purchase 28,481,012 shares of Common Stock at an exercise price of $0.95 per share, and a warrant to purchase 67,500 units consisting of 12.5% convertible notes and warrants to purchase common stock (known as the B Warrant) at an exercise price of $1,000 per unit. In June 2008, pursuant to the terms of the transaction documents, the Investor exchanged all 9,000 shares of Series E Preferred Stock along with accrued and unpaid dividends for an additional $9,118,000 aggregate principal amount of our 13.5% Convertible Senior Notes due 2014. On July 23, 2008, we entered into an amendment to the Securities Purchase Agreement and B Warrant, whereby we agreed to repurchase, for $17,518,000 in two tranches, a total of $17,518,000 principal amount of the 13.5% senior convertible notes held by the Investor, and the Investor also agreed to surrender for cancellation the 11,012,658 warrants associated with such repurchased notes. Furthermore, the exercise price of the remaining 17,468,354 April 2008 common stock warrants was reduced from $0.95 to $0.79 per share.

Description of the Notes

The 13.5% Convertible Senior Notes due April 30, 2014 are issued under, and are governed by, an indenture, between us and U.S. Bank National Association, as trustee. Because this section is a summary, it does not describe every aspect of the notes or the indenture. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the indenture, including definitions of certain terms used in the indenture, filed as an exhibit to our Current Report on Form 8-K on May 2, 2008. The 13.5% Convertible Senior Notes are not being offered pursuant to this prospectus.

General

Ranking. The notes are part of our general, unsecured obligations. The notes are senior in right of payment, which means that they rank in right of payment equal to certain of our indebtedness, including our 6.75% Convertible Senior Notes due 2010, our 7.5% Convertible Senior Notes due 2011, our 5.75% Convertible Senior Notes due 2011, our 9% Convertible Senior Notes due 2012, our 15% Convertible Senior Notes due 2011, our 18.33% Convertible Senior Notes due 2011 and our Series B 18.33% Convertible Senior Notes due 2011, but are senior in right of payment to our 4% Convertible Senior Subordinated Notes due 2010. We are required to repay the full principal amount of the notes on April 30, 2014, unless they are previously converted or repurchased.

Interest. The notes bear interest at the rate of 13.5% per annum from the date of issuance of the notes. We will pay interest twice a year, on each November 15 and May 15, beginning November 15, 2008, until the principal is paid or made available for payment or the notes have been converted. We will pay interest to the persons in whose name the note is registered at the close of business on the immediately preceding November 1 or May 1, as the case may be, which we refer to as a regular record date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Conversion. Holders may convert the notes into shares of our common stock at any time before the close of business on April 30, 2014, unless the notes have been previously repurchased. The initial conversion rate for the notes is 1,265.8228 shares of common stock per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of approximately $0.79 per share. The conversion rate is subject to adjustment as described below. Holders of notes submitted for redemption are entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption.

The Investor voluntarily converted $27,600,000 principal amount of the notes into shares of our common stock.

Automatic Conversion. Subject to certain conditions, the notes will automatically convert if, at any time after April 30, 2009, and prior to maturity, the closing price per share of our common stock has exceeded 200% of the conversion price then in effect for at least 20 trading days within any 30-consecutive trading day period.

Repurchase Upon Change in Control. If we experience a change in control, as described below, holders of the notes will have the right to require us to repurchase their notes as described below under “Repurchase at Option of Holders Upon a Change in Control.”

Redemption. The notes will not be redeemable by us prior to maturity, however, the holder shall have a one-time option, in May 2011, to redeem the notes. The notes will not be subject to any sinking fund, however, in the event we issue secured indebtedness, other than liens or encumbrances in connection with biopharmaceutical licensing or partnering arrangements, that is junior to or pari passu with the 13.5% notes in a principal amount in excess of $10 million while the 13.5% notes are outstanding, the 13.5% notes must be equally and ratably secured with such future indebtedness. We may not issue indebtedness that is structurally senior to the 13.5% notes so long as these notes remain outstanding.

Make-Whole Payments. Upon any automatic conversion of the notes or if a holder exercises their right to require us to repurchase their notes in connection with a non-stock change of control (as defined in the indenture), we will pay to the holder an amount equal to $810 per $1000 principal amount of the notes so converted or repurchased less the amount of any interest paid on such notes prior to the conversion or repurchase date.

Sinking Fund. No “sinking fund” is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes are issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and integral multiples thereof.

The notes are currently evidenced by one or more global notes that are deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note is not registered in the name of any person, nor can it be exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

•

DTC has notified us that it is unwilling or unable to continue as depository for the global note or has ceased to be a clearing agency registered as such under the Exchange Act or announces an intention permanently to cease business or does in fact do so; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any notes issued in exchange for the global note will be registered.

So long as the notes are registered in the name of Cede & Co. as nominee for DTC, DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	a holder cannot receive notes registered in such holder’s name if they are represented by the global notes;

•	a holder cannot receive certificated (physical) notes in exchange for their beneficial interest in the global notes;

•	a holder will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers can only own securities in physical, certificated form. These laws may limit a holder’s ability to acquire interest in the notes and to transfer or encumber the holder’s beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee, called participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note appears and the only way the transfer of those interests can be made is on the records kept by DTC (for its participants’ interests) and the records kept by those participants (for interests participants hold on behalf of other persons).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same day funds settlement system, and settle in immediately available funds. We make no representation as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

So long as DTC through Cede & Co. is the sole registered holder of the notes, we will make payments of interest on, and the redemption or repurchase price of, the global note only to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We will make these payments by wire transfer of immediately available funds on each payment date.

We understand that, with respect to any payment of interest on, principal of, or repurchase price of, the global note, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants are the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”

We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge or otherwise encumber their interest in the note to persons or entities that do not participate in the DTC book entry system, or otherwise take actions in respect of that interest, may be adversely affected by the lack of a physical certificate evidencing its interest.

We understand that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

We also understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC’s policies and procedures, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. The trustee and we have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

Holders of the notes may, at their option, convert the principal amount of any note into shares of our common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased. If the notes are called for redemption, a holder may convert the holder’s notes at any time before the close of business on the business day immediately preceding the date fixed for redemption. In each case, the initial conversion rate is equal to 1,265.8228 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $0.79 per share. The conversion rate is subject to adjustment as described below.

Holders of the notes can convert the note by delivering the note to the trustee’s corporate trust office, accompanied by a duly signed and completed notice of conversion, a copy of which is attached to the indenture and may be obtained from the trustee. In the case of a global note, we have been informed that DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC’s rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered to the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fractional shares, and the trustee shall deliver the certificate(s) to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable.

If holders of the notes surrender a note for conversion on a date that is not an interest payment date, they will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if they are a holder of a note on a regular record date, including a note that is subsequently surrendered for conversion after the regular record date, such holder will receive the interest payable on such note on the next interest payment date. To correct for this resulting overpayment of interest, we will require that any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next interest payment date be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, such holder will not be required to make that payment if they are converting a note, or a portion of a note, that we have called for redemption, or that such holder is entitled to require us to repurchase from it, if the conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next interest payment date.

In addition, if we distribute rights or warrants (other than those referred to in clause (2) below) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (which we refer to in this prospectus as the “conversion shares”), a number of rights or warrants to be determined as follows:

•

if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (which we refer to in this prospectus as the “distribution date”), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions of, and applicable to, the rights or warrants; and

•

if such conversion occurs after such distribution date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such note was convertible immediately prior to such distribution date would have been entitled on such distribution date in accordance with the terms and provisions of, and applicable to, the rights or warrants.

No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If a holder receives common stock upon conversion of a note, the holder will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the closing sales price of our common stock on the conversion date.

If holders of the notes deliver a note for conversion, they are not required to pay any taxes or duties in respect of the issuance or delivery of common stock on conversion. However, they are required to pay any tax or duty that may be payable in respect of any transfer involved in the issuance or delivery of our common stock in a name other than such holder’s. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

The conversion rate is subject to adjustment if, among other things:

(1) there is a dividend or other distribution payable in common stock on shares of our common stock;

(2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur;

(3) we subdivide, reclassify or combine our common stock;

(4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above;

•	dividends and distributions paid in cash (except as set forth in paragraphs (5) and (6) below); and

•	distributions upon a merger or consolidation as discussed below;

(5) we make a distribution consisting exclusively of cash (excluding portions of distributions referred to in clause (4) above and cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock if the aggregate amount of the distribution combined together with (A) other such all cash distributions to all holders of our common stock made within the preceding 365-day period in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; or

(6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock concluded within the 365-day period preceding the completion of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We are not required to make any adjustment to the conversion rate until the cumulative required adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

If we merge into or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have had to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

Ranking

The payment of the principal of, and premium, if any, and interest on the notes, and any amounts payable upon the repurchase of the notes, is equal in right of payment to the extent set forth in the indenture to the payment of our senior unsecured debt, as defined in the indenture.

With respect to the notes, “senior debt” means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and rent payable on or in connection with and all fees, costs, claims, expenses and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

•	our 6.75% Convertible Senior Notes due 2010;

•	our 7.5% Convertible Senior Notes due 2011;

•	our 5.75% Convertible Senior Notes due 2011;

•	our 9% Senior Convertible Notes due 2012;

•	our 15% Senior Convertible Notes due 2011;

•	our 18.33% Senior Convertible Notes due 2011;

•	our Series B 18.33% Senior Convertible Notes due 2011;

•	all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument whether or not the recourse of the lender is to all of our assets or to only a portion;

•

all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including, without limitation, overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments;

•	bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof;

•	all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•

all our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements, or any personal property included as part of any such lease, which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property, whether or not such lease transaction is characterized as an operating lease or capitalized lease in accordance with generally accepted accounting principles;

•	all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

•	all our obligations with respect to letters of credit, bank guarantees, bankers’ acceptances and similar facilities, including related reimbursement obligations;

•	all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

•

all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•

renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

Senior debt does not include:

•	our 4% Convertible Senior Subordinated Notes due 2010;

•

any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes; or

•	any indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

The notes are effectively senior to all liabilities, including trade payables and lease obligations, and preferred stock of any of our subsidiaries.

The indenture limits our ability and the ability of our subsidiaries to incur certain future indebtedness.

Automatic Conversion

Subject to certain conditions, all of the notes then outstanding will automatically convert if, at any time after April 30, 2009 and prior to maturity, the closing price per share of our common stock has exceeded 200% of the conversion price then in effect for at least 20 trading days within any 30-consecutive trading day period. We will deliver a notice of automatic conversion to the holders not more than 30 days but not less than 20 days prior to the automatic conversion date.

We may only effect an automatic conversion if the shares issuable upon such automatic conversion of the notes are freely transferable pursuant to the requirements of the Securities Act.

Repurchase at Option of Holders Upon a Change in Control

If a change in control occurs, holders of the notes will have the right, at their option, to require us to repurchase all or any portion of their notes. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with a Make-Whole Payment and interest accrued, if any, to, but excluding, the repurchase date.

Within 30 days after the occurrence of a change in control, we or the trustee will mail notice of the change in control and of the repurchase right arising as a result of the change in control to the holders of the notes. We will also deliver a copy of this notice to the trustee. To exercise the repurchase right, the holder of the note must deliver, on or before the 30th day (or such greater period as may be required by applicable law) after the date of our notice, irrevocable written notice to the trustee of its exercise of its repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on a date that is no later than 45 days after the holder’s notice to the trustee.

A change in control will be deemed to have occurred at such time, after the original issuance of the notes, any of the following occurs:

•

any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise more than 33% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of its subsidiaries or any of our employee benefit plans will not trigger this provision;

•

any person succeeds in having sufficient of its nominees (who are not supported by a majority of the then current board of directors) elected to our board of directors such that such nominees, when added to any existing directors remaining on the board of directors after such election who are affiliates of or acting in concert with such person, shall constitute a majority of the board of directors;

•	we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

•

the transaction is a merger (1) that does not result in any reclassification, conversion, exchange or cancellation of our outstanding shares of capital stock and (2) pursuant to which holders of our common stock immediately prior to the transaction have, directly or indirectly, 67% or more of the total voting power of all shares of capital stock or other ownership interest of the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction; or

•

the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of our outstanding shares of common stock only into shares of common stock of us or another corporation;

•	We convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the holder’s ability to require us to repurchase the notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The provisions relating to the repurchase at the option of the holders upon a change of control would not necessarily provide the holders with protection if we are involved in a highly leveraged or other transaction that may adversely affect such holders.

Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could cause an event of default or be prohibited or limited by the terms of senior debt. As a result, we may not have sufficient cash available to repay such senior debt and repurchase the notes in cash, absent a waiver. Further, we may not have the financial resources, or would be unable to arrange financing, to pay the repurchase price for all the notes that holders seeking to exercise their repurchase right deliver to us. If we were to fail to repurchase the notes when required following a change in control, an event of default would occur under the indenture. Any such default may, in turn, cause a default under any then outstanding senior debt.

We may also at our option, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

Make-Whole Payment

If a note is converted prior to April 30, 2014, we will pay the holder of the converted note an amount equal to $810 per $1,000 principal amount of notes converted less interest paid with respect to such converted notes before the relevant conversion date (the “Make Whole Amount”). The Make Whole Amount will be paid in cash within 5 business days of the relevant conversion date of the notes.

Mergers and Sales of Assets

Without the consent of the holders of the notes, we may not (on pain of creating an event of default) consolidate with or merge into any other person, or convey, transfer, sell or lease its properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to us, unless each of the following requirements is met:

•

We are the surviving person or the person formed by the consolidation or into which we are merged or the person to which its properties and assets are conveyed, transferred, sold or leased, is (1) a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia or (2) organized under the laws of a jurisdiction outside the U.S. and has common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the U.S., including The Nasdaq Stock Market, Inc. and, in each case, if other than us, expressly assumes the due and punctual payment of the principal of, any premium, and interest (and additional interest under the registration rights agreement, if any) on the notes and the performance of our other covenants under the indenture;

•

immediately after giving effect to that transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

Upon any consolidation or merger or any transfer of all or substantially all of our assets, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor corporation had been named in the indenture as us, and we shall be released from the obligations under the notes and the indenture except with respect to any obligations that arise from, or are related to, such transaction.

Events of Default

The following are “events of default” under the indenture:

•	we fail to pay principal of or any premium on any note when due;

•	we fail to pay any interest on any note when due and that default continues for 30 days;

•	we fail to give the notice that we are required to give if there is a change in control (as defined in the indenture);

•

we fail to perform any other covenant in the indenture and that failure continues for 30 days after written notice to us by the trustee or the holders of at least $1,000,000 in aggregate principal amount of outstanding notes;

•

we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our significant subsidiaries, if any, in excess of $10 million if the indebtedness is not discharged and such failure continues for 30 days or more, or, if such indebtedness has been accelerated, such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least $1,000,000 in aggregate principal amount of the outstanding notes;

•

we fail to pay when due any amount due to preferred stock holders of the company or any subsidiary and that failure continues for 30 days, or the liquidation preference of such preferred stock has been accelerated and such acceleration is not annulled, within 30 days after written notice to us by the trustee or holders of at least $1,000,000 in aggregate principal amount of the notes;

•

the company or a subsidiary redeems, purchases or otherwise acquires directly or indirectly any preferred stock in exchange for cash, cash equivalents or indebtedness with a maturity prior to that of these notes, except after payment of outstanding interest and any accrued interest on these notes; and

•	certain events of bankruptcy, insolvency or reorganization with respect to Cell Therapeutics, Inc. and its significant subsidiaries specified in the indenture.

Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default exists, the trustee will not be obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless they have offered to the trustee reasonable indemnity. Subject to such trustee indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction does not conflict with any rule of law or with the indenture, and the trustee may take any other action the trustee deems proper which is not inconsistent with such direction.

If an event of default, other than an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to us specified in the indenture, occurs and is continuing, either the trustee or the each holder of at least $1,000,000 in principal amount of the outstanding notes may accelerate the maturity of all notes.

After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the non-payment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture.

If an event of default arising from events of bankruptcy, insolvency or reorganization with respect to us occurs and is continuing, then the principal of, and accrued interest (and liquidated damages, if any) on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

Holders of the notes do not have any right to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy under the indenture, unless:

•	holders of the notes have given the trustee written notice of a continuing event of default;

•

the registered holders of at least $1,000,000 of the aggregate principal amount of all outstanding notes have made a written request of the trustee to take action because of the default and have furnished reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action;

•	the trustee shall not have taken action for 30 days after receiving such notice and offer of indemnification; or

•	the trustee has not received any direction inconsistent with such written request from the holders of a majority of the aggregate principal amount of all outstanding notes during such 30-day period.

These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest (and liquidated damages, if any) on, a note, or the repurchase price payable for a note on or after the due dates for such payments, or of the right to convert the note in accordance with the indenture.

We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

The indenture contains provisions permitting us and the trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the notes. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we and the trustee are permitted to amend or supplement the indenture or any supplemental indenture or modify the rights of the holders, provided, that no such modification may, without the consent of each holder affected thereby:

•	change the stated maturity of the principal or interest of any note;

•	reduce the principal amount, any premium or interest on any note;

•	reduce the amount payable on any note upon a redemption at our option;

•	change the place or currency of payment on any note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	adversely affect the right of any holder of notes to convert its notes;

•	modify the ranking provisions in a manner that is adverse to the holder of any notes;

•	reduce the percentage of holders whose consent is needed to modify, amend or waive any provision in the indenture;

•

modify the provisions dealing with modification and waiver of the indenture, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby; or

•	amend or modify our obligation to make or consummate a repurchase offer upon a change in control after our obligation to make a change in control repurchase offer arises.

The holders of a majority in principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price.

Notes are not considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

Replacement of Notes

We will replace, at the holders’ expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required before a replacement note will be issued. Any issuance of a replacement note shall be at the expense of the holder.

Governing Law

The indenture, the notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

The trustee for the holders of notes issued under the indenture will be U.S. Bank National Association. If an event of default occurs, and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they have offered the trustee reasonable security or indemnity.

Absence of Public Market

There is no existing market for the notes and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of holders to sell their notes or at what price holders of the notes will be able to sell their notes. Future trading prices of the notes will depend upon many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. We do not intend to apply for listing of the notes on any securities exchange.

Description of the Warrants to Purchase Common Stock

The material terms and provisions of the warrants are summarized below. This summary is subject to, and qualified in its entirety by, the form of warrant to purchase common stock filed as an exhibit to our current report on Form 8-K on May 2, 2008, and the amended terms of such warrant described in the Amendment of Securities Purchase Agreement Series B Unit Purchase Warrant filed as an exhibit to our current report on Form 8-K on June 13, 2008 and in the Second Amendment of Securities Purchase Agreement and Series B Unit Purchase Warrant filed as an exhibit to our current report on Form 8-K on July 25, 2008. The warrants are not being offered pursuant to this prospectus.

The warrants will terminate on the fifth anniversary of the date the warrants became exercisable, June 19, 2008. The warrants will be exercisable, at the option of each holder, upon the surrender of the warrants to us and the payment in cash of the $0.79 exercise price of the shares being acquired upon exercise of the warrants. In addition, we may require the holder to exercise the warrant in full or, if such warrant has already been exercised in part, to exercise the warrant for the remainder of the shares of common stock issuable under the warrant in the event that we achieve two potential milestone events as well as certain other conditions.

The exercise price per share of common stock purchasable upon exercise of the warrants is $0.79 per share of common stock being purchased. The exercise price is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. The holders of the warrants are entitled to 20 days’ notice before the record date for certain distributions to holders of our common stock. If certain “fundamental transactions” occur, such as a merger, consolidation, sale of substantially all of our assets, tender offer or exchange offer with respect to our common stock or reclassification of our common stock, the holders of the warrants will be entitled to receive thereafter in lieu of our common stock, the consideration (if different from common stock), that the holders of our common stock received due to such “fundamental transaction.”

Description of the Warrant to Purchase Notes and Additional Warrants

The material terms and provisions of the B Warrant are summarized below. This summary is subject to, and qualified in its entirety by, the form of B Warrant filed as an exhibit to our current report on Form 8-K, which we filed with the SEC on May 2, 2008, and the amended terms of such warrant described in the Second Amendment of Securities Purchase Agreement and Series B Unit Purchase Warrant filed as an exhibit to our current report on Form 8-K on July 25, 2008. The B Warrant is not being offered pursuant to this prospectus.

The warrant to purchase units will constitute a right to purchase, at the same per-unit price paid for the notes and warrants to purchase common stock issued with such notes, up to $67.5 million of units consisting of convertible senior notes and warrants to purchase shares of our common stock equal to 50% of the shares issuable upon conversion of the notes issued on exercise of the warrant (the “B Warrant”). Subject to certain regulatory filings with the Nasdaq Stock Market, the B Warrant may be amended to include up to an additional $44.5 million of units (which additional $44.5 million will be exercisable only upon mutual agreement of us and the holder).

The notes to be issued on exercise of the B Warrant will have the same terms as the 13.5% notes except that they will not have an optional redemption right, will be limited to a three-year term and will bear interest at the rate of 15% (for the notes issued upon the June 12, 2008 exercise of the B Warrant) or 18.33%. The make whole amount for such notes will be based on the term and interest rate of the note (as the case may be, 15% or 18.33% for 3 years). The B Warrant is immediately exercisable and will terminate on April 30, 2009.

The common stock warrants issuable upon exercise of the B Warrant are identical to those issued with the 13.5% notes except that the exercise price of the common stock warrants issued upon the June 12, 2008 exercise of the B Warrant is $0.95 and the exercise price of any other warrants so issued is $0.79.

SELLING SHAREHOLDER

All 17,468,354 shares offered hereby are shares of our common stock which underlie the warrants to purchase our common stock acquired by the selling shareholder in April 2008 in connection with the issuance of our 13.5% Convertible Senior Notes due 2014. Based on the closing price of our common stock of $0.79 on April 29, 2008, the date the securities purchase agreement relating to the warrants was signed, these shares were valued at approximately $13.8 million. Based on the closing price of our common stock of $0.78 on April 30, 2008, the date the warrants were issued, these shares are valued at approximately $13.6 million.

Except for the issuance of securities under the April 29, 2008 Securities Purchase Agreement, and subsequent issuances of securities upon conversion thereof, and amendments of such securities, all as described in this prospectus, and the prior securities transactions described under the heading “Prior Transactions” on page 36 of this prospectus, the selling shareholder has had no material relationship with the Company.

The following table sets forth the name of the selling shareholder, the number of shares of common stock beneficially owned by the selling shareholder as of August 27, 2008, and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling shareholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership is based on 184,847,823 shares of our common stock outstanding as of August 28, 2008. The selling shareholder may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling shareholders named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by it.

Selling Shareholder	Number of Shares of Common Stock That May be Sold	Shares Beneficially Owned Prior to this Offering (1)(2)	Shares Beneficially Owned After Completion of this Offering (2)	Percentage Owned After Completion of this Offering (2)(3)
BAM Opportunity Fund LP (4)	17,468,354	148,690,975	131,222,621	9.99%

(1)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 184,847,823 shares of common stock outstanding as of August 28, 2008.

(2)	Assumes issuance of all shares covered by this prospectus issuable upon conversion exercise of the selling shareholder’s warrants.

(3)	Of the warrants to purchase our common stock held by BAM Opportunity Fund LP (“BAM”), warrants to purchase 60,189,873 shares of common stock are subject to a 9.99% ownership limitation provision. An additional 85,493,039 shares of common stock issuable to BAM upon conversion of certain convertible notes are also subject to a 9.99% ownership limitation provision. Consequently, of the 148,690,975 shares of common stock that are beneficially owned by BAM within the meaning of Section 13(d) of the Securities Exchange Act, as amended, 145,632,910 shares are subject to 9.99% ownership limitation provisions. See “9.99% Ownership Limitation” below.

(4)	BAM Capital, LLC is the managing partner of BAM Opportunity Fund, LP; BAM Capital, LLC is in turn managed by Hal Mintz and Ross Berman. Therefore each of BAM Capital, LLC, BAM Opportunity Fund, L.P., Mr. Mintz and Mr. Berman may be deemed to share the voting and dispositive power over these shares with BAM Opportunity Fund, LP. Each of BAM Capital, LLC, Mr. Mintz and Mr. Berman disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest therein.

The selling shareholder provided us with information with respect to their share ownership. Because the selling shareholder may sell all, part or none of its shares or other securities, we are unable to estimate the number of shares or other securities that will be held by the selling shareholder upon resale of the shares of common stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this prospectus that the selling shareholder will sell all of shares. See “Plan of Distribution.”

The selling shareholder has informed us that as of August 27, 2008 it does not have a short position in our common stock.

9.99% Ownership Limitation

As noted in footnote (2) above, the warrants overlying the shares offered by this prospectus are subject to a 9.99% ownership limitation, meaning that pursuant to the terms of the warrant, it is not exercisable by the holder to the extent the holder, including any affiliates of the holder, would beneficially own in excess of 9.99% of our then outstanding shares of Common Stock. Warrants of the same class issued to the selling shareholder in June 2008 and July/August 2008 contain the same provision. Furthermore, the Indentures governing our 13.5% Convertible Senior Notes due 2014, our 15% Convertible Senior Notes due 2011 and our 18.33% and Series B 18.33% Convertible Senior Notes due 2011 held by the selling shareholder contain a similar provision providing that the number of shares issuable upon conversion of the notes shall be limited to the extent necessary to insure that following such conversion, the holder, including any affiliates of the holder, would not own in excess of 9.99% of our then outstanding shares of Common Stock. Each Indenture states that such provision may not be waived. The warrants provide that the terms thereof may be waived by the written consent of both us and the holder, however, the 9.99% ownership limitation provision provides that we may not waive such provision without the consent of a majority of our common stock.

Additional Information about the Selling Shareholder and Transactions with the Company

Payments and Potential Profits

We have the intention to make all payments due on the securities overlying the shares offered hereby, including interest payments and principal payments when due and make-whole payments that may become due if the notes are converted prior to the maturity date. For the first 12 months, the full amount of any interest on the notes or any make-whole payments that would become due on conversion of the notes is placed in an escrow account and will be paid to the investor upon interest coming due or a conversion of the notes by the investor. We intend to raise additional funds in the future and expect to achieve financial goals in the future operation of the business which would allow for the full payment of any additional obligations on the securities; however, we note that our auditors, Stonefield Josephson, have expressed substantial doubt about our ability to continue to operate as a going concern in connection with the audit opinion dated March 26, 2008 in connection with our audited financial statements for the year ended December 31, 2007.

The following Table 1 sets forth the total dollar amount of payments to be made to the Selling Shareholder or its affiliates in connection with the overlying transaction:

Table 1

Category of Payment	Maximum Total Amount
Interest/Make-Whole Payments on $45,118,000 of 13.5% Notes (1)(2)	$36,450,000
Interest/Make-Whole Payments on $23,000,000 of 15% Notes issued upon B Warrant exercise (3)	$10,350,000
Interest/Make-Whole Payments on $44,500,000 of 18.33% and Series B 18.33% Notes issued upon B Warrant exercise(4)	$24,470,550
TOTAL	$71,270,550

(1)	13.5% interest over the 6 year term of $45,000,000 aggregate principal amount of notes.

(2)	Interest and Make-Whole amount is calculated only on the basis of $45,000,000 aggregate principal amount of notes, as the $118,000 represents the accrued and unpaid dividends on the previously exchanged 13.5% Series E Preferred.

(3)	15% interest over the 3 year term of $23,000,000 aggregate principal amount of notes.

(4)	18.33% interest over the 3 year term of the $44,500,000 aggregate principal amount of notes.

The total possible payments to the Selling Shareholder or its affiliates by April 30, 2009 equal $71,270,550. The gross proceeds to us from the April 2008 transaction (not including any future exercise of the B Warrant, and not including any possible future common stock warrant exercised) were approximately $64,580,696. Subtracting the $36,450,000 possible payments disclosed above results in “net proceeds” to us of $28,130,696. $36,450,000 divided by this “net proceeds” figure equals 129.6%. Averaging that percentage over the 6-year term of the 13.5% notes results in a 21.6% annual percentage.

If the proceeds of the future exercise of the B Warrant are included, the gross proceeds are approximately $132,080,696. Subtracting the total $71,270,550 possible payments disclosed above results in “net proceeds” to us of $60,810,146. $71,270,550 divided by this “net proceeds” figure equals 117.2%. Averaging that percentage over the 6-year term of the 13.5% notes results in a 19.5% annual percentage.

The following table illustrates the foregoing:

Table 2

	April 2008 excluding B Warrant Exercises	April 2008 including B Warrant Exercises
A. Gross Proceeds	$64,580,696	$132,080,696
B. Total Payments Makeable to Selling Shareholder (Table 1)	$36,450,000	$71,270,550
C. Resulting Net Proceeds (A minus B)	$28,130,696	$60,810,146
D. Total Possible Profit Earned by Selling Shareholder (Tables 3 and 9)	$0	n/a
E. Total Possible Profit Earned by Selling Shareholder (Tables 3, 4, 5, 6, 7 and 9	n/a	$0

The following Table 3 sets forth the total possible profit the Selling Shareholder could have realized upon conversion of the 13.5% Convertible Senior Notes due 2014:

Table 3

$27,600,000 Principal Amount of 13.5% Convertible Senior Notes due 2014*

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued (April 30, 2008)
A. Market price per share on the date the 13.5% Notes were sold	$0.79	$0.78
B. Conversion price of 13.5% Notes (fixed)	$0.79	$0.79
C. Total possible shares underlying 13.5% Notes	34,936,708	34,936,708
D. Combined market price (total possible shares times market price on date the 13.5% Notes were sold)	$27,600,000	$27,250,633
E. Combined market price (total possible shares times conversion price of 13.5% Notes)	$27,600,000	$27,600,000
F. Total possible discount to the market price (D minus E)	$0	$(349,367)

*	A total of $45,118,000 principal amount of 13.5% Convertible Senior Notes was issued to the Selling Shareholder. The Selling Shareholder converted $27,600,000 of these notes. On July 23, 2008, we agreed to repurchase the remaining $17,518,000 principal amount of 13.5% Convertible Senior Notes from the Selling Shareholder in connection with the Selling Shareholder’s exercise of the remaining 44,500 units of the B Warrant. In connection with this repurchase, the Selling Shareholder agreed to surrender for cancellation warrants to purchase 11,012,658 shares of common stock related to such repurchased notes. $8,759,000 aggregate principal amount was repurchased, and warrants to purchase 5,506,329 shares of common stock were surrendered, in connection with a partial exercise of the B Warrant on July 24, 2008, and the remaining $8,759,000 principal amount was repurchased, and warrants to purchase 5,506,329 shares of common stock were surrendered in connection with the remaining exercise of the B Warrant on August 19, 2008. Following these repurchases, no 13.5% Convertible Senior Notes remained outstanding.

The following Tables 4 - 11 set forth the total possible profit the Selling Shareholder could realize upon conversion of all other convertible securities of the Company held by the Selling Shareholder:

Table 4

$44.5 million Principal Amount of 18.33% and Series B 18.33% Convertible Notes due 2011*

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued** (July 24, 2008)
A. Market price per share on the date the 18.33% and Series B 18.33% Notes were sold or committed	$0.79	$0.36
B. Conversion price of 18.33% and Series B 18.33% Notes (fixed)	$0.79	$0.79
C. Total possible shares underlying 18.33% and Series B 18.33% Notes	56,329,114	56,329,114
D. Combined market price (total possible shares times market price on date sold or committed)	$44,500,000	$20,278,481
E. Combined market price (total possible shares times conversion price of 18.33% and Series B 18.33% Notes)	$44,500,000	$44,500,000
F. Total possible discount to the market price (D minus E)	$0	$(24,221,519)

*	On July 23, 2008, the Selling Shareholder agreed to exercise the remaining 44,500 units of the B Warrant to purchase $44,500,000 principal amount of our 18.33% and Series B 18.33% Convertible Senior Notes due 2011 and warrants to purchase 28,164,556 shares of common stock. The Selling Shareholder exercised the B Warrant for 22,250 of such units on July 24, 2008 and for the remaining 22,250 units on August 19, 2008. Because both sets of Notes were committed at the same time, we are combining the July and August issuances into a single table.

**	$22,250,000 principal amount of 18.33% Convertible Senior Notes was issued on July 24, 2008 and the remaining $22,250,000 principal amount was issued August 19, 2008. Because both sets of Notes were committed at the same time, we are combining the July and August issuances into a single table.

Table 5

Warrants to Purchase 28,164,556 Shares of Common Stock* (sold with 18.33% and Series B 18.33% Convertible Senior Notes)

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued** (July 24, 2008)
A. Market price per share on the date warrants were sold or committed	$0.79	$0.36
B. Exercise price of the warrants (fixed)	$0.79	$0.79
C. Total possible shares underlying the warrants	28,164,556	28,164,556
D. Combined market price (total possible shares times market price on date the warrants were sold or committed)	$22,250,000	$10,139,240
E. Combined market price (total possible shares times exercise price of the warrants)	$22,250,000	$22,250,000
F. Total possible discount to the market price (D minus E)	$0	$(12,110,760)

*	On July 23, 2008, the Selling Shareholder agreed to exercise the remaining 44,500 units of the B Warrant to purchase $44,500,000 principal amount of our 18.33% and Series B 18.33% Convertible Senior Notes due 2011 and warrants to purchase 28,164,556 shares of common stock. The Selling Shareholder exercised the B Warrant for 22,250 of such units on July 24, 2008 and for the remaining 22,250 units on August 19, 2008. Because both sets of warrants were committed at the same time, we are combining the July and August issuances into a single table.

**	Warrants to purchase 14,082,278 shares of common stock were issued on July 24, 2008. The remaining warrants to purchase an additional 14,082,278 shares of common stock were issued on August 19, 2008. Because both sets of warrants were committed at the same time, we are combining the July and August issuances into a single table.

Table 6

$23 million Principal Amount of 15% Convertible Notes due 2011

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued (June 12, 2008)
A. Market price per share on the date the 15% Notes were sold or committed	$0.79	$0.50
B. Conversion price of 15% Notes (fixed)	$0.79	$0.79
C. Total possible shares underlying 15% Notes	29,113,924	29,113,924
D. Combined market price (total possible shares times market price on date the Notes were sold)	$23,000,000	$14,556,962
E. Combined market price (total possible shares times conversion price of 15% Notes)	$23,000,000	$23,000,000
F. Total possible discount to the market price (D minus E)	$0	$(8,443,038)

Table 7

Warrants to Purchase 14,556,962 Shares of Common Stock (sold with 15% Convertible Senior Notes)

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued (June 12, 2008)
A. Market price per share on the date warrants were sold	$0.79	$0.50
B. Exercise price of the warrants (fixed)	$0.95	$0.95
C. Total possible shares underlying the warrants	14,556,962	14,556,962
D. Combined market price (total possible shares times market price on date the warrants were sold)	$11,500,000	$7,278,481
E. Combined market price (total possible shares times exercise price of the warrants)	$13,829,114	$13,829,114
F. Total possible discount to the market price (D minus E)	$(2,329,114)	$(6,550,633)

Table 8

“B Warrant” to Purchase Additional Notes and Warrants (sold with 13.5% Convertible Senior Notes) *

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date definitive agreement was signed (April 30, 2008)
A. Market price per share on the date B Warrant was sold	$0.79	$0.78
B. Conversion price of the B-Warrant Notes (fixed)	$0.79	$0.79
Exercise price of the B-Warrant Warrants	$0.95	$0.95
C. Total possible shares underlying the B Warrant	128,164,555	128,164,555
Total possible shares underlying the B-Warrant Notes: 85,443,037
Total possible shares underlying the B-Warrant Warrants: 42,721,518
D. Combined market price (total possible shares times market price on date the B Warrant was sold)	$101,250,000	$99,968,353
E. Combined market price (total possible shares times conversion price of the notes or exercise price of the warrants)	$108,085,442	$108,085,442
Combined market price of B-Warrant Notes: $67,500,000
Combined market price of B-Warrant Warrants: $40,585,442
F. Total possible discount to the market price (D minus E)	$(6,835,442)	$(8,117,089)

*	As of August 19, 2008, the Selling Shareholder has exercised the full amount of the B Warrant, except for a recently added $44.5 million amount which cannot be exercised except upon the future mutual agreement of the Selling Shareholder and us and is subject to certain regulatory filings with the Nasdaq Stock Market. As a result, the Selling Shareholder no longer has any rights with respect to the B Warrant and underlying notes or shares thereof.

Table 9

Warrants to Purchase 17,468,354 Shares of Common Stock* (sold with 13.5% Convertible Senior Notes)

	Based on the market price on date definitive agreement was signed (April 29, 2008)	Based on the market price on date securities were issued (April 30, 2008)
A. Market price per share on the date warrants were sold	$0.79	$0.78
B. Exercise price of the warrants (fixed)	$0.79	$0.79
C. Total possible shares underlying the warrants	17,468,354	17,468,354
D. Combined market price (total possible shares times market price on date the warrants were sold)	$13,800,000	$13,625,316
E. Combined market price (total possible shares times exercise price of the warrants)	$13,800,000	$13,800,000
F. Total possible discount to the market price (D minus E)	$0	$(174,684)

*	On July 23, 2008, we agreed to repurchase $17,518,000 principal amount of 13.5% Convertible Senior Notes from the Selling Shareholder in connection with the Selling Shareholder’s exercise of the remaining 44,500 units of the B Warrant. The Selling Shareholder agreed to surrender for cancellation warrants to purchase 11,012,658 shares of common stock related to such repurchased notes. $8,759,000 aggregate principal amount was repurchased, and warrants to purchase 5,506,329 shares of common stock were surrendered, in connection with a partial exercise of the B Warrant on July 24, 2008, and the remaining $8,759,000 principal amount was repurchased, and warrants to purchase 5,506,329 shares of common stock were surrendered in connection with the remaining exercise of the B Warrant on August 19, 2008.

Table 10

Warrants to Purchase 2,229,900 Shares of Common Stock (sold with Common Stock in December 2007)

	Based on the market price on date definitive agreement was signed (December 20, 2007)	Based on the market price on date securities were issued (December 21, 2007)
A. Market price per share on the date warrants were sold	$1.89	$1.86
B. Exercise price of the warrants (fixed)	$2.02	$2.02
C. Total possible shares underlying the warrants	2,229,900	2,229,900
D. Combined market price (total possible shares times market price on date the warrants were sold)	$4,214,511	$4,147,614
E. Combined market price (total possible shares times exercise price of the warrants)	$4,504,398	$4,504,398
F. Total possible discount to the market price (D minus E)	$(289,887)	$(356,784)

Table 11

Warrants to Purchase 574,162 Shares of Common Stock (sold with Series D Preferred Stock in December 2007)

	Based on the market price on date definitive agreement was signed (November 29, 2007)	Based on the market price on date securities were issued (December 3, 2007)
A. Market price per share on the date warrants were sold	$2.55	$2.61
B. Exercise price of the warrants (fixed)	$2.55	$2.55
C. Total possible shares underlying the warrants	574,162	574,162
D. Combined market price (total possible shares times market price on date the warrants were sold)	$1,464,113	$1,498,563
E. Combined market price (total possible shares times exercise price of the warrants)	$1,464,113	$1,464,113
F. Total possible discount to the market price (D minus E)	$0	$34,450

Prior Transactions

The sole relationship between us and the Selling Shareholder has been in relation to investments made by the Selling Shareholder in our securities since November 2007. There were no agreements or arrangements, and no relationship existed, between the parties prior to that date.

Since November 2007, the Selling Shareholder has participated in the following investments in our securities:

•

On December 3, 2007, we sold shares of our Series D 7% Convertible Preferred Stock and warrants to purchase shares of our common stock to certain investors in a registered offering pursuant to a Securities Purchase Agreement dated as of November 29, 2007, a copy of which was filed with the Commission as an exhibit to our Current Report on Form 8-K on December 3, 2007. We sold an aggregate of 6,500 shares of the Series D Preferred Stock, of which the Selling Shareholder purchased 3,000 shares. Each share of Series D Preferred stock is convertible into approximately 382.77 shares of our common stock. As described below, the Selling Shareholder later converted these 3,000 shares into shares of our common stock. In addition, the Selling Shareholder received warrants to purchase up to 574,162 shares of our common stock at a price per share of $2.55. The warrants became exercisable in June 2008 and remain exercisable until June 2010. A form of this warrant was also included as an exhibit on our Current Report on Form 8-K filed on December 3, 2007.

•

On December 21, 2007, we issued an aggregate of 3,469,999 shares of our Common Stock to certain investors pursuant to a Securities Purchase Agreement dated as of December 20, 2007, a copy of which was filed with the Commission as an exhibit to our Current Report on Form 8-K on December 27, 2007. The shares were sold in a registered offering at an issue price of $2.02 per share, and of the shares issued in that offering, the Selling Shareholder purchased 2,229,900 shares of Common Stock. We also issued to the purchasers warrants to purchase an aggregate of 3,469,999 additional shares of the Common Stock at an exercise price of $2.02 per share, of which the Selling Shareholder received a warrant to purchase up to 2,229,000 shares. The warrants became exercisable in June 2008 and remain exercisable until June 2011. A form of this warrant was also included as an exhibit on our Current Report on Form 8-K filed on December 3, 2007.

•

On March 3, 2008, we issued an aggregate principal amount of $51.7 million of our 9% Convertible Senior Notes due 2011 and warrants to purchase shares of our common stock to certain investors in a registered offering pursuant to a Securities Purchase Agreement and an Indenture, each dated as of March 3, 2008, copies of which were filed with the Commission as exhibits to a Current Report on Form 8-K on March 5, 2008. Of the $51.7 million in aggregate principal amount of the notes sold in the offering, the Selling Shareholder purchased $5.25 million in principal amount. The notes are convertible into our common stock at conversion rate of approximately 709.22 shares per $1,000 in principal amount of the note. Upon conversion of the notes, we are required to pay a make-whole amount to the converting holder in the amount of $270 per $1,000 principal amount, less any interest previously paid on the notes being converted. An amount adequate to make all make-whole payments that may become due upon conversion was placed into an escrow account to be so held for one year from the date of issuance of the notes. The Notes will automatically convert if, at any time after March 4, 2009 and prior to maturity, the closing price of the Common Stock has exceeded 150% of the Conversion Price then in effect for at least 20 trading days within any 30 consecutive trading day period, subject to certain conditions. As described below, the Selling Shareholder later surrendered this $5.25 million note to us. In addition, the Selling Shareholder received warrants to purchase up to 744,682 shares of the Company’s common stock at a price per share of $1.41. The warrants will become exercisable in September 2008 and remain exercisable until September 2011. A form of this warrant was also included as an exhibit on our Current Report on Form 8-K filed on March 5, 2008. As described below, the Selling Shareholder later surrendered these 744,682 warrants to us.

•

Also pursuant to the Securities Purchase Agreement entered into between us and certain investors in March 2008 relating to the sale of the Company’s 9% Convertible Senior Notes due 2011, certain existing holders of our Series A 3% Convertible Preferred Stock, Series B 3% Convertible Preferred Stock, Series C 3% Convertible Preferred Stock and Series D 7% Convertible Preferred Stock (the “Preferred Stock”) converted their shares of Preferred Stock into common stock in accordance with the respective provisions of our Amended and Restated Articles of Incorporation, induced by an aggregate cash payment of approximately $16.2 million. As part of that transaction, the Selling Shareholder converted all of its outstanding Series D 7% Preferred Stock into 956,938 shares of our Common Stock in exchange for an inducement payment of $1,275,120.

•

On April 30, 2008, pursuant to a Securities Purchase Agreement between us and the Selling Shareholder dated April 29, 2008, a copy of which is filed as an exhibit to our Current Report on Form 8-K dated May 2, 2008, for an aggregate purchase price of approximately $64.6 million, we issued 9,000 shares of our Series E 13.5% Convertible Preferred Stock and $36 million in aggregate principal amount of our 13.5% Convertible Senior Notes due 2014. Warrants to purchase 28,481,012 shares of our Common Stock and the B warrant to purchase up to $67.5 million of additional notes and warrants were also issued to the Selling Shareholder pursuant to the Securities Purchase Agreement for that offering.

•

As part of the purchase price for the securities issued in this transaction, the Selling Shareholder surrendered for cancellation $5.25 million in principal amount of the 9% Convertible Senior Notes due 2011 purchased in March 2008 and warrants to purchase 744,682 shares of our Common Stock initially issued to the Selling Shareholder in connection with the surrendered note. The remainder of the purchase price was paid in cash.

•

The Series E Preferred Stock was convertible at a rate of approximately 1,266 shares of Common Stock per share of Series E Preferred Stock. In addition, on or after May 31, 2008 and prior to October 31, 2008, the Selling Shareholder had the optional right to exchange all (but not less than all) of the 9,000 shares of Series E Preferred issued in the transaction for an aggregate principal amount of Notes equal to the stated value of the Series E Preferred plus any accrued and unpaid dividends on such Series E Preferred.

•

The 13.5% Convertible Senior Note is convertible into Common Stock at a rate of approximately 1,266 shares per $1,000 in principal of the note. Upon conversion or redemption of the note at any time prior to maturity, we are obligated to pay a make-whole amount for the converted note in an amount of $810 per $1000 in principal amount converted, less any interest previously paid on the converted notes.

•

The parties entered into an Escrow Agreement establishing an escrow account into which $36.46 million was deposited to be used to make such interest payments and make-whole payments on the 13.5% Convertible Senior Notes. The escrow agreement has a term of one year, after which all remaining funds in the account will be paid out to us.

•

The Note will automatically convert if, at any time after April 30, 2009 and prior to maturity, the closing price of the Common Stock has exceeded $1.58 for at least 20 trading days within any 30 consecutive trading day period, subject to certain conditions.

•

The warrants to purchase common stock issued in this transaction became exercisable on June 19, 2008 and will expire on June 19, 2013. A copy of the warrant was filed as an exhibit to the Company’s current report on Form 8-K dated May 2, 2008.

•

In addition, a warrant to purchase up to $67.5 million in additional notes and warrants to purchase common stock (the “B Warrant”) was issued to the Selling Shareholder in this transaction. The warrant was initially exercisable for up to 67,500 units consisting of a 12.5% Convertible Senior Note in the principal amount of $1,000 and warrants with a per-share exercise price of $0.95 per share to purchase common stock with an exercise price equal to 50% of the principal amount of the notes issued on exercise of the B Unit Warrant. The B Unit Warrant is exercisable any time after April 30, 2008, expires on April 30, 2009 and can only be exercised for cash. In addition, subject to certain other conditions being met (including an $0.87 stock price) and certain product milestones being achieved, 90 days after the B Warrant becomes exercisable, we may force the holder to exercise all of the B Warrant. We also have the ability, upon certain similar conditions being met and certain product milestones being achieved, to accelerate the termination date of the B Warrant.

•

Under the Purchase Agreement, we also had the right to require the Selling Shareholder to either make an $8,000,000 exercise of the B Warrant or buy $5,000,000 of common stock/A Warrants units, depending on our common stock market price at the time, on or before June 14, 2008 or, in some circumstances, July 4, 2008.

•

We also agreed under the Purchase Agreement to short-term restrictions on our right to enter variable rate transactions, refinance derivative securities, issue equity to induce extension of the maturity of convertible debt, or issue other equity (subject to standard exceptions) or equity-linked debt.

•

On June 4, 2008, the Selling Shareholder elected, pursuant to our Articles of Incorporation, as amended, to exchange all 9,000 shares of our Series E 13.5% Preferred Stock for an aggregate principal amount of $9,118,000 of our 13.5% Convertible Senior Notes due 2014. The aggregate principal amount of the notes so issued includes the $9 million stated value of the Series E Preferred Stock plus $118,000 of the $118,125 in dividends that were accrued but unpaid on the date of conversion. The remaining $125 in accrued but unpaid dividends was paid to the Selling Shareholder in cash in connection with the exchange of the Series E Preferred Stock for 13.5% Convertible Senior Notes due 2014.

•

On June 10, 2008, we and the Selling Shareholder entered into an Amendment of Securities Purchase Agreement and Series B Unit Purchase Warrant (the “First Amendment”), a copy of which was filed as an exhibit to our Current Report on Form 8-K filed on June 13, 2008. The First Amendment provides for an increase in the interest rate of the convertible notes issuable upon exercise of the B Warrant after the date of the First Amendment from 12.5% to 15% and an elimination of our right, as described above, to require the Selling Shareholder to either make an $8,000,000 exercise of the B Warrant or buy $5,000,000 of common stock/A Warrant units.

•

Pursuant to the First Amendment, the Selling Shareholder exercised the B Warrant for $23 million in aggregate principal amount of our 15% Convertible Senior Notes due 2011 and warrants to purchase up to 14,556,962 shares of our common stock. The notes are convertible into common stock at a rate of approximately 1,266 shares of common stock per $1,000 in principal amount of the notes. Upon conversion of the notes, we are obligated to pay a make-whole payment of $450 per $1,000 in principal amount of the converted notes, less any interest previously paid on such converted notes. The parties entered into an Escrow Agreement pursuant to which $10.35 million was deposited into an escrow account to be used to make interest payments and make-whole payments; the Escrow Agreement has a term of 12 months, after which all funds remaining in the escrow account will be released to us. The warrants to purchase an aggregate of 14,556,962 shares of our common stock have an exercise price of $0.95 per share, became exercisable on June 19, 2008 and will expire on June 19, 2013. We have the ability, upon certain other conditions being met and certain product milestones being achieved, to accelerate the termination date of the warrants. The form of warrant for this offering is the same as the form of warrant for the warrants to purchase common stock issued in the April 2008 transaction, a copy of which was filed as an exhibit to our Current Report on Form 8-K dated May 2, 2008.

•

On July 23, 2008, we and the Selling Shareholder entered into a Second Amendment of Securities Purchase Agreement and Series B Unit Purchase Warrant (the “Second Amendment”), a copy of which was filed as an exhibit to our Current Report on Form 8-K filed on July 25, 2008. The Second Amendment provides for an additional increase in interest rate of the convertible notes issuable upon exercise of the B Warrant after the date of the Second Amendment from 15% to 18.33%, decreases the per-share exercise price for 17,468,354 warrants previously issued to the Selling Shareholder from $0.95 per share to $0.79 per share, decreased the exercise price of additional warrants for common stock to be issued on exercise of the B Warrant after the date of the Second Amendment from $0.95 to $0.79 per share, provided for an increase in the aggregate exercise amount of the B Warrant from $67.5 million to $112 million, contingent upon the satisfaction of Nasdaq of an application for Listing of Additional Shares relating to that increase, and also required the exercise in two tranches of an additional $44.5 million of the B Unit Warrant.

•

Pursuant to that Second Amendment, on July 24, 2008 the Selling Shareholder exercised the B Warrant for $22.25 million in aggregate principal amount of our 18.33% Convertible Senior Notes due 2011 and warrants to purchase up to 14,082,278 shares of our Common Stock. The notes are convertible into common stock at a rate of approximately 1,266 shares of Common Stock per $1,000 in principal amount of the notes. Upon conversion of the notes, we are obligated to pay a make-whole payment of $549.9 per $1,000 in principal amount of the converted notes, less any interest previously paid on such converted notes. The parties entered into an Escrow Agreement pursuant to which $12.24 million was deposited into an escrow account to be used to make interest payments and make-whole payments; the Escrow Agreement has a term of 12 months, after which all funds remaining in the escrow account will be released to us. The warrants to purchase an aggregate of 14,082,278 shares of our Common Stock have an exercise price of $0.79 per share, became exercisable immediately and will expire on June 19, 2013. We have the ability, upon certain other conditions being met and certain product milestones being achieved, to accelerate the termination date of the warrants. The form of warrant for this offering (except for the $0.79 exercise price) is the same as the form of warrant for the warrants to purchase common stock issued in the April 2008 transaction, a copy of which was filed as an exhibit to our Current Report on Form 8-K dated May 2, 2008.

•

Also pursuant to that Second Amendment, on August 19, 2008 the Selling Shareholder exercised the B Warrant for $22.25 million in aggregate principal amount of our Series B 18.33% Convertible Senior Notes due 2011 and warrants to purchase up to 14,082,278 shares of our Common Stock. The terms of the Series B 18.33% Convertible Senior Notes and the warrants to purchase Common Stock are the same as those of the 18.33% Convertible Senior Notes and warrants to purchase common stock described in the preceding paragraph.

•

The additional 44,500 Units (or any portion thereof) added to the aggregate exercise amount pursuant to the Second Amendment (contingent upon the satisfaction of Nasdaq with regard to an application for Listing of Additional Shares for such increase) shall be purchased if and only if both parties hereafter mutually agree to the particular purchase, and not otherwise.

•

In addition, pursuant to the Second Amendment we also amended 17,468,354 warrants to purchase common stock initially associated with $27,600,000 in principal amount of our 13.5% Convertible Senior Notes due 2014 issued in April 2008 so that such warrants now have an exercise price of $0.79 per share instead of $0.95.

•

Pursuant to the Second Amendment, we also agreed to repurchase from the Selling Shareholder the entire remaining $17,518,000 outstanding principal amount of 13.5% Notes issued in April 2008 and 11,012,658 warrants to purchase Common Stock issued to the Selling Shareholder in connection therewith. Half of such notes and warrants were repurchased following the July exercise of the B Warrant and the other half were repurchased following the August exercise of the B Warrant. In connection with such repurchases, we were entitled to receive and retain from the escrow account established for the make-whole payments relating to the 13.5% Convertible Senior Notes an aggregate of $6,525,000 and the Selling Shareholder was entitled to an aggregate of $7,574,696. Half of the respective amount to be received by each party was paid upon the surrender by the Selling Shareholder of the notes and warrants to be repurchased following the July exercise of the B Warrant and the other half was paid upon the surrender by the Selling Shareholder of the notes and warrants to be repurchased following the August exercise of the B Warrant.

The following Tables 12 -15 set forth additional details about the above-described transactions between us and the selling shareholder:

Table 12

$36 million Principal Amount of 13.5% Convertible Notes due 2014

9,000 Shares of 13.5% Series E Convertible Exchangeable Preferred Stock

Warrants to Purchase 28,481,012 Shares of Common Stock (the “A Warrants”)

Warrant to Purchase 67,500 Units of Additional Convertible Notes and A Warrants (the “B Warrant”)

Selling Shareholder was Sole Investor

Date of Transaction	April 30, 2008
13.5% Convertible Senior Notes due 2014 previously outstanding	$0
Shares of Series E Preferred Stock previously outstanding	0
A Warrants previously outstanding	0
Shares of Common Stock previously outstanding	100,156,150
Shares held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	97,622,527
Total shares issuable upon exercise of the 13.5% notes, Series E Preferred Stock, A warrants or B Warrant	213,607,595
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates and any of our affiliates	219%
Market price per share of Common Stock on April 30, 2008	$0.78
Market price per share of Common Stock on August 28, 2008	$0.25

B Warrant Exercise: $23 million 15% Convertible Senior Notes due 2011 Warrants to Purchase 14,556,962 Shares of Common Stock (A Warrants)

Date of Transaction	June 12, 2008
15% Convertible Senior Notes due 2011 previously outstanding	$0
A Warrants previously outstanding	28,481,012
A Warrants held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	0
Shares of Common Stock previously outstanding	131,259,318
Shares held by person other than the Selling Shareholder and any of its affiliates and any of our affiliates	117,421,594
Total shares issuable upon exercise of the 15% notes and additional A Warrants (included in total shares issuable upon conversion of B warrant above)	43,670,886
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates and any of our affiliates	37%
Market price per share of Common Stock on June 12, 2008	$0.50
Market price per share of Common Stock on August 28, 2008	$0.25

B Warrant Exercise: $44.5 million 18.33% and Series B 18.33% Convertible Senior Notes due 2011 Warrants to Purchase 28,164,557 Shares of Common Stock (A Warrants)

Date of Transaction/Commitment	July 24, 2008
18.33% and Series B 18.33% Convertible Senior Notes due 2011 previously outstanding	$0
A Warrants previously outstanding	43,037,974
A Warrants held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	0
Shares of Common Stock previously outstanding	139,769,841
Shares held by persons other than the Selling Shareholder and any of its affiliates or affiliates of the Company	129,659,242
Total shares issuable upon exercise of the 18.33% and Series B 18.33% notes and additional A Warrants (included in total shares issuable upon conversion of B warrant above)	84,493,671
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates or any of our affiliates	65%
Market price per share of Common Stock on July 24, 2008	$0.36
Market price per share of Common Stock on August 28, 2008	$0.25

Table 13

$5.25 million 9% Convertible Senior Notes due 2012 Warrants to Purchase 744,682 Shares of Common Stock Issued to Selling Shareholder

Date of Transaction	March 4, 2008
9% Convertible Senior Notes due 2011 previously outstanding	$0
Warrants of this series previously outstanding	0
Shares of Common Stock previously outstanding	70,087,257
Shares held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	67,422,055
Total shares issuable upon exercise of the 9% notes and warrants	4,468,086
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates or any of our affiliates	7%
Market price per share of Common Stock on March 4, 2008	$0.74
Market price per share of Common Stock on August 28, 2008	$0.25

Table 14

2,229,900 Shares of Common Stock Warrants to Purchase 2,229,900 Shares of Common Stock Issued to Selling Shareholder

Date of Transaction	December 21, 2007
Shares of Common Stock previously outstanding	57,841,193
Shares held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	56,408,607
Warrants of this series previously outstanding	0
Total shares issued or issuable upon exercise of the warrants	4,459,800
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates and any of our affiliates	8%
Market price per share of Common Stock on December 21, 2007	$1.86
Market price per share of Common Stock on August 28, 2008	$0.25

Table 15

3,000 Shares of 7% Series D Convertible Preferred Stock Warrants to Purchase 574,162 Shares of Common Stock Issued to Selling Shareholder

Date of Transaction	December 3, 2007
Shares of Series D Preferred Stock previously outstanding	0
Warrants of this series previously outstanding	0
Shares of Common Stock previously outstanding	51,404,265
Shares held by persons other than the Selling Shareholder and any of its affiliates and any of our affiliates	50,054,929
Total shares issuable upon exercise of the Series D Preferred Stock and warrants	1,722,488
Percentage of total issuable shares compared to shares held by persons other the Selling Shareholder and any of its affiliates and any of our affiliates	3%
Market price per share of Common Stock on December 3, 2007	$2.61
Market price per share of Common Stock on August 28, 2008	$0.25

The following Table 16 sets forth a comparison of the number of shares registered here to our outstanding shares:

Table 16

A. Shares outstanding prior to the April 2008 13.5% Convertible Senior Notes Transaction (excluding shares owned by the Selling Shareholder and any of its affiliates and any of our affiliates)	97,622,527
B. Shares previously registered for resale by the Selling Shareholder	0
C. Shares previously registered for resale by the Selling Shareholder and still held by it.	0
D. Shares previously registered for resale by the Selling Shareholder that were resold by it.	0
E. Shares registered for resale in current transaction	17,468,354

PLAN OF DISTRIBUTION

The selling shareholders and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the shares by the selling shareholders.

LEGAL MATTERS

The validity of the securities offered hereby and certain other legal matters in connection therewith will be passed upon for us by Heller Ehrman LLP, Seattle, Washington.

EXPERTS

Stonefield Josephson, Inc., an independent registered public accounting firm, has audited our consolidated financial statements and consolidated financial statement schedule at December 31, 2007, and for each of the three years in the period ended December 31, 2007, included in our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and consolidated financial statement schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (hereinafter the “Exchange Act”). In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us are available free of charge on our web site, http://www.celltherapeutics.com, and may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Our common stock is listed on the Nasdaq Global Market and such reports, proxy statements and other information concerning us may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

DOCUMENTS INCORPORATED BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	our definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on May 23, 2008 for our 2008 Special Meeting in lieu of Annual Meeting of Shareholders;

•

our Current Reports on Form 8-K, and Amended Current Reports filed on Form 8-K/A, filed on January 3, 2008, January 14, 2008, January 18, 2008, January 29, 2008, February 5, 2008, February 19, 2008, March 5, 2008, March 11, 2008, March 21, 2008, April 4, 2008, April 18, 2008, April 30, 2008, May 2, 2008, June 13, 2008, June 20, 2008, June 24, 2008, July 25, 2008, July 30, 2008, August 6, 2008 and August 20, 2008; and

•

The description of our capital stock contained in our Registration Statements on Form 10 filed with the SEC on June 27, 1996 and June 28, 1996, including any amendment or reports filed for the purpose of updating that description.

In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Securities and Exchange Commission will be incorporated by reference into, or otherwise included in, this prospectus.

We are subject to the information and reporting requirements of the Exchange Act, and file periodic reports, proxy statements and we make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

We will provide without charge to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in the prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Louis A. Bianco

Executive Vice President, Finance and Administration

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

(206) 282-7100

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of Cell Therapeutics, Inc. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of Cell Therapeutics, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses payable by the registrant in connection with the registration of the securities offered hereby. All of such fees expenses, except for the Registration Fee, are estimated:

Securities and Exchange Commission registration fee	$526
Accounting fees and expenses	5,000
Legal fees and expenses	50,000
Miscellaneous	5,000

Total	$60,526

All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 15.	Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Article IX of the Registrant’s Restated Bylaws provides for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by the Company for such purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the Registrant’s Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Registrant and its shareholders.

The Registrant has entered into an indemnification agreement with each of its executive officers and directors in which the Registrant agrees to hold harmless and indemnify the officer or director to the fullest extent permitted by Washington law. The Registrant agrees to hold harmless and indemnify the officer or director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the officer or director is, was or becomes involved by reason of the fact that the officer or director is or was a director, officer, employee, trustee or agent of the Registrant or any related company, partnership or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the officer or director in an official capacity and any action, suit, claim or proceeding instructed by or at the direction of the officer or director unless such action, suit, claim or proceeding is or was authorized by the Registrant’s Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by the Registrant on account of any suit in which a final, unappealable judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale by the officer or director of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, and amendments thereto, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors’ and officers’ liability insurance maintained by the Registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
4.1	Registrant’s Amended and Restated Articles of Incorporation (1)

4.2	Registrant’s Amended and Restated Bylaws. (2)

4.3	Specimen Common Stock Certificate (3)

5.1	Opinion of Heller Ehrman LLP*

10.1	Agreement to Provide Escrow and Paying Agent Services, dated April 30, 2008.

23.1	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)*

*	Previously filed as an exhibit to this Registration Statement.

(1)	Incorporated by reference to exhibits to the Registrant’s Current Report on Form 8-K filed June 24, 2008.

(2)	Incorporated by reference to appendix H to the Registrant’s Registration Statement on Form S-4 (No. 333-106906).

(3)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form 10, as amended.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however , that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on this 29th day of August, 2008.

CELL THERAPEUTICS, INC.

By:	/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Phillip M. Nudelman, Ph.D.	Chairman of the Board	August 29, 2008

/s/ James A. Bianco, M.D. James A. Bianco, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2008

* Louis A. Bianco	Executive Vice President, Finance and Administration (Principal Financial Officer and Principal Accounting Officer)	August 29, 2008

* John H. Bauer	Director	August 29, 2008

* Vartan Gregorian, Ph.D.	Director	August 29, 2008

* Richard L. Love	Director	August 29, 2008

* Mary O. Mundinger, Dr. PH	Director	August 29, 2008

* Jack W. Singer, M.D.	Director	August 29, 2008

* Frederick W. Telling, Ph.D.	Director	August 29, 2008

* By:	/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Registrant’s Amended and Restated Articles of Incorporation (1)

4.2	Registrant’s Amended and Restated Bylaws. (2)

4.3	Specimen Common Stock Certificate (3)

4.4	Form of Warrant (4)

5.1	Opinion of Heller Ehrman LLP*

10.1	Agreement to Provide Escrow and Paying Agent Services, dated April 30, 2008.

23.1	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)*

*	Previously filed as an exhibit to this Registration Statement.

(1)	Incorporated by reference to exhibits to the Registrant’s Current Report on Form 8-K filed June 24, 2008.

(2)	Incorporated by reference to appendix H to the Registrant’s Registration Statement on Form S-4 (No. 333-106906).

(3)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form 10, as amended.

(4)	Incorporated by reference to exhibits to the Registrant’s Current Report of Form 8-K filed March 5, 2008.